Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34

RECEIVED

2008 JUL 29 A 11:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MAPFRE

Madrid, 24 July 2008

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

08004026

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUL 31 2008
THOMSON REUTERS

Luigi Lubelli
Finance Director

PRESS RELEASE

MAPFRE 75 AÑOS

MAPFRE INCREASED ITS NET RESULT 57.7%, TO €529.4 MILLION IN THE FIRST HALF

- **Consolidated revenues increased by 17.9%, to almost €8,900 million, and premiums exceeded €7,337 million, 15.1% higher.**
- **Profit per share has increased 34.5% to 19.77 cents, compared to the figure from the previous year.**
- **The strength of the business is based both on organic growth and the increase in international activity that integrates the latest acquisitions.**

MAPFRE has released today its results for the first half of 2008, with a growth of its net attributable result of 57.7%, to €529.4 million, due to the positive performance of its main business lines, the reorganization of the alliance with CAJA MADRID, and the latest acquisitions of the Group. Excluding the extraordinary net gain of €62.2 million, the profit of the Group would have grown 39.2%.

The revenues of the Group in the first half of the year reached almost €8,900 million, a growth of 17.9%, and premiums have exceeded €7,337 million, a 15.1% increase compared to that of the previous year. In a context of financial uncertainty and the fall of international stock markets, total savings managed by the Group have increased 0.6%, to €22,558 million.

Of the total volume of premiums recorded in the first half of the year, almost €5,694 million came from the Non-life business, which has grown 13.8% due, among others, to the positive performance of the insurance business in Latin America and the reinsurance activity, as well as the integration of the acquisitions in the USA (COMMERCE) and Turkey (GENEL SIGORTA). The Life business has recorded premiums of €1,643.8 million, a 19.5% increase, due to the success of specific campaigns, the new products launched in Spain, the strong rise of the Brazilian business, and the latest acquisitions.

Confirming the favourable performance of the Group's results, profit per share has reached 19.77 cents in the first half year compared to 14.7 cents in the same period of 2007.

Premiums from the **Spanish business** amounted to €4,494 million, a 11.9% increase. Within this business:

- The revenues of the Family Division showed a positive performance. In a context of strong competition, the Motor business has achieved increases in premiums of 5.4%, to €1,317 million; the General insurance business increased 6.5%, to almost €708 million; and the Health insurance 9.5% to €466,2 million.

- Premiums in the Life and Pensions business increased 27% to almost €1,250 million, supported by the launch of products linked to the money market and the US dollar, the consolidation of business acquired the previous year and the winning of new large corporate operations.

- The Commercial line, premiums increased its premiums by almost 10%, to €823.4 million, reflecting the favourable development of the Global Risks business.

The **international business,** whose premiums amount already 39.3% of the total figure compared to that of 37.3% in the previous year, contributed €2,843.4 million to the Group, 20.4% more than the previous year. The following aspects are noteworthy:

- Premiums from America Operating Unit, amounted almost €1,700 million, a15.3% increase.

- Premiums from the International Unit (US, the Philippines, Portugal and Turkey) reached €328.7 million compared to €101.7 million in the previous year. This increase shows mainly the effect of the integration of GENEL SIGORTA that reached premiums for €124.7 million, and

COMMERCE, which contributes to the Group's figures since June, and amounted premiums that month for €99.6 million.

- MAPFRE RE amounted written and accepted premiums for €860.5 million, a 10.3% increase over that of the same period of 2007.

- MAPFRE ASISTENCIA has increased its volume of premiums by 10.3% over the figure of the same period of last year, to €170.8 million.

Any interested party may follow through conference call or through the corporate web page (www.mapfre.com) the analysts presentation that will be held today at 15:45 CET (in English).

MAPFRE 75 AÑOS

ANNEX: TABLES

1. Summary of the Consolidated Income Statement

ITEMS	€ million		% Var.
	6M 2008	6M 2007	08 / 07
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,693.6	5,001.4	13.8%
Result of the Non-life business	**611.4**	**531.0**	**15.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,643.8	1,375.5	19.5%
Result of the Life business	**155.0**	**86.2**	**79.8%**
Result of the Other Business Activities	**20.7**	**30.6**	-32.4%
RESULT BEFORE TAX AND MINORITY INTERESTS	**787.1**	**647.8**	**21.5%**
TAXES	(211.6)	(196.7)	7.6%
RESULT AFTER TAX	**575.5**	**451.1**	**27.6%**
RESULT AFTER TAX FROM DISCONTINUED OPERATIONS	1.0	0.0	---
RESULT FOR THE YEAR	**576.5**	**451.1**	**27.8%**
RESULT ATTRIBUTABLE TO MINORITY INTERESTS	(47.1)	(115.5)	-59.2%
RESULT ATTRIBUTABLE TO MAPFRE S.A.	**529.4**	**335.6**	**57.7%**

2. Results breakdown by Business Unit

RESULTS BEFORE TAXES AND MINORITY INTERESTS	Million €		% Var.
	6M 2008	6M 2007	08 / 07
MAPFRE FAMILIAR	356.0	319.0	11.6%
MAPFRE VIDA	143.4	94.4	51.9%
MAPFRE EMPRESAS	91.3	80.6	13.3%
MAPFRE AGROPECUARIA	10.2	6.3	61.9%
TOTAL DOMESTIC BUSINESS	**600.9**	**500.3**	**20.1%**
INT'L. DIRECT INSURANCE DIVISION	123.7	73.0	69.5%
MAPFRE RE	77.3	70.1	10.3%
MAPFRE ASISTENCIA	9.1	6.0	51.7%
TOTAL INTERNATIONAL BUSINESS	**210.1**	**149.1**	**40.9%**

July 23rd 2008, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

RELEVANT FACT

Pursuant to the requirements of article 82 of the Securities Markets Law, notice is hereby given that on 1st July 2008, the National Commission for the Securities Markets (CNMV) has verified that the requirements have been met for the admission to listing of the FOUR HUNDRED AND ONE MILLION, FIVE HUNDRED AND TWENTY SEVEN THOUSAND, SEVEN HUNDRED AND NINETY THREE (401,527,793) shares issued in the capital increase approved by the Ordinary General Meeting of Shareholders held on 8th March 2008, as a result of the merger by absorption of MAPFRE – CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. by MAPFRE, S.A.. Furthermore, the Madrid Stock Exchange (Sociedad Rectora de la Bolsa de Madrid) has approved the admission to listing of the shares referred to above, which will commence to trade on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Market Interconnection System (Continuous Market) tomorrow, 4th July 2008.

Madrid, 3rd July 2008

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

MAPFRE

MAPFRE ACQUIRES 60% OF THE ECUADORIAN INSURER ATLAS

MAPFRE has reached an agreement to acquire 60% of the share capital of ATLAS COMPAÑÍA DE SEGUROS, the 10th largest insurer in Ecuador. With this transaction, to be undertaken through its subsidiary MAPFRE AMÉRICA, the Spanish Group widens its presence in this country where it started operating in Direct Insurance in 2007. The acquisition, with a value of €3.8 million ($6 million), is subject to the relevant regulatory authorisations.

ATLAS, a multi-line insurer founded in 1984, achieved gross written premiums in 2007 of €14.2 million ($22 million), an increase of 6.6% over the previous year. Its portfolio is mainly focused on General and Motor insurance. The company has its headquarters in Guayaquil and has a network of more than 110 brokers and agents.

MAPFRE started its operations in Direct Insurance in Ecuador in 2007 through the establishment in Quito of a branch of its Colombian subsidiary, MAPFRE COLOMBIA. Once the acquisition of a majority stake in ATLAS is completed, MAPFRE will integrate its operations in the country and will change the company's name to MAPFRE ATLAS. The current General Manager of ATLAS, Markus Frey Keller, will continue leading the new company. The transaction reaffirms MAPFRE's interest in an expanding market with large growth potential.

MAPFRE is the leading Non-life insurer in Latin America. At year-end 2007, it had more than 12,400 employees in the region, 32,000 agents and one of the largest networks of any financial group in the area with almost 2,000 branches.

Madrid, 11th June 2008

For further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34 91 581 81 96, fax +34 91 581 83 82, e-mail susanadiaz@mapfre).

MAPFRE

MAPFRE COMPLETES THE ACQUISITION OF COMMERCE AND REINFORCES ITS BUSINESS IN THE USA

MAPFRE and THE COMMERCE GROUP have announced today the completion of the acquisition of 100 per cent of the share capital of the US insurer by MAPFRE. The transaction, with a value of $2,211 million, and announced in October 2007, represents a decisive step in the international expansion of the Spanish group and the largest investment in its history.

"This is an important day in the history of MAPFRE," said Mr. José Manuel Martínez Martínez, MAPFRE's Chairman. "Not only is the acquisition of COMMERCE the largest in the history of our Group, it also fits perfectly with MAPFRE´s growth strategy and commitment to convert itself into a global insurance group. Furthermore, it represents a decisive step in its international expansion, especially in its commitment to the United States. We want to welcome COMMERCE's employees, agents, clients and suppliers to our group, and encourage them to continue trusting and growing the shared values that have brought our companies together".

COMMERCE's Chairman and Chief Executive Officer Mr. Gerald Fels said "Becoming a part of the MAPFRE Group benefits all of COMMERCE's stakeholders. Mr. Fels highlighted "We are proud that we have grown our company from a small operation in 1971 to a $2 billion business, which today becomes part of one of the world's leading insurance groups. This transaction reinforces the commitment of our founder, our shareholders, executives, and employees over the last 37 years to building a world-class business."

As expected, and having received all the relevant regulatory authorisations, COMMERCE shareholders will receive $36.70 per share. MAPFRE will maintain COMMERCE's current management team and its approximately 2,400 employees, with no changes in the workforce, which will all be integrated into the MAPFRE Group, while retaining all of their current rights. Furthermore, COMMMERCE's headquarters will remain in Webster (Massachusetts), and will continue operations in this State and the others in which the company currently undertakes its business, while the expansion into other States will be analysed over time. "COMMERCE's strong, committed and hard working independent agents network were critical considerations in our decision to acquire this entity", said Mr. José Manuel Martínez.

THE COMMERCE GROUP ranks as the 20th largest Motor insurer of the USA, with premiums close to €1,210 million ($1,900 million). In Massachusetts, COMMERCE is leader in Non-life insurance lines. In addition, the group has subsidiaries in California, Ohio and New York. Currently, it is undertaking an expansion plan outside of its home State, for which it holds licences in all 50 States of the Union. COMMERCE and its subsidiaries are rated A+ (Superior) by A.M. Best.

MAPFRE is the largest Spanish insurance group and has a presence in 43 countries, especially in direct insurance, reinsurance and assistance markets in Latin America, where it is the largest in Non-life insurer. The MAPFRE Group, which celebrates its 75th anniversary in 2008, has more than 31,000 employees and over 13 million clients around the World. In 2007, MAPFRE achieved a net result of over €730 million, with revenues above €15,200 million.

Madrid, 5th June, 2008

For further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34 91 581 81 96, fax +34 91 581 83 82, e-mail susanadiaz@mapfre).

RECEIVED
2008 JUL 29 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RELEVANT FACT

With respect to the acquisition by MAPFRE of 100% of the outstanding shares of the North American insurer COMMERCE INSURANCE GROUP (COMMERCE), headquartered in Webster (Massachusetts), the subject of the relevant facts filed on 30th October 2007 (filing no. 85,430) 14th April 2008 (filing no. 91,938) and 23rd May 2008 (filing no. 93,717), in addition to the authorisation received from the State where the target company's main headquarters are located, with the resolution dated 22nd May 2008, which authorises the change in controlling shareholder, notice is hereby given that the necessary administrative authorisations to formalise the proposed acquisition have been received from those States where its subsidiary companies operate, namely New York, Ohio and California.

As a result, all the necessary formalities have been completed in order to proceed with the definitive closing of the transaction. This will occur during the five days following the date of this communication and will imply the payment USD 36.70 per share to the current shareholders of COMMERCE, resulting in a total disbursement of USD 2,211 million.

Madrid, 2nd June 2008

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

With respect to the acquisition by MAPFRE of 100% of the outstanding shares of the North American insurer COMMERCE INSURANCE GROUP, headquartered in Webster (Massachusetts), the subject of the relevant facts filed on 30th October 2007 (filing no. 85,430) and 14th April 2008 (filing no. 91,938), notice is hereby given that the Supervisory Insurance body of said State has granted, with effect from 22nd May 2008, the necessary administrative authorisation to formalise the proposed acquisition.

As a prerequisite to the completion of the operation and once obtained the authorisation from the Supervisor of the State where the target company's principal headquarters are located, it is also required that the Supervisory bodies of those States where the Company operates through subsidiaries (namely New York, Ohio and California), also approve the acquisition.

Madrid, 22nd May 2008

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

In compliance with the Securities Market Law, notice is hereby given that having obtained approval from the "Dirección General de Seguros y Planes de Pensiones" (Directorate General for Insurance and Pension Plans), today the merger of MAPFRE S.A. and MAPFRE – CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS was formalised by way of the take over of the latter by the former. The corresponding merger project was filed with the CNMV on 25th January 2008, filing nº 88,625.

As foreseen and previously announced, MAPFRE, S.A has increased its share capital by €40,152,779.30 by way of the issue of 401,527,793 new shares issued at 3,049.851% each, that is, at €3.049851 each, €0.10 of which corresponds to the nominal value and the remainder, €2.949851, to share premium.

The new shares have been subscribed in full by CORPORACIÓN FINANCIERA CAJA DE MADRID, as foreseen in the merger project.

As a result of this operation, the share capital is set at €267,685,195.60, represented by 2,676,851,956 shares with a nominal value of €0.10 each.

Madrid, 8th May 2008

INSURANCE

1ST HALF-YEARLY FINANCIAL REPORT CORRESPONDING TO YEAR 2008

END OF REPORTING PERIOD 30/06/2008

I. ISSUER IDENTIFICATION INFORMATION

Corporate name: MAPFRE, S.A.

Legal address:	TAX ID
Paseo de Recoletos, 25. 28004 MADRID	A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information:
(only to be completed for those conditions stipulated in section B) of the instructions)

III. DECLARATION(S) OF PERSONS ASSUMING REPONSABLITY FOR THE INFORMATION

As far as we are aware, the summary financial annual accounts contained herein, which have been prepared in accordance with the applicable accounting standards, give a true and fair view of the equity, financial situation and results of the company, or those companies included in the consolidation taken as a whole, while the interim management report includes a true and fair analysis of the information required

Observations with respect to previously filed information

Possible commentaries with respect previous texts.

Person(s) who assume(s) responsibility for this information

In conformity with the powers delegated by the Board of Directors, the Secretary of the Board certifies that the half yearly financial information has been signed by the directors.

Name/Company name	Position
José Manuel Martínez Martínez	Chairman
Alberto Manzano Martos	1sr Vice Chairman
Francisco Ruiz Risueño	2nd Vice Chairman
Filomeno Mira Candel	3rd Vice Chairman
Ignacio Baeza Gómez	Member
Rafael Beca Borrego	Member
Miguel Blesa de la Parra	Member
Rafael Fontoira Suris	Member
Santiago Gayarre Bermejo	Member
Luis Hernando de Larramendi Martínez	Member
Sebastián Homet Duprá	Member
Antonio Huertas Mejías	Member
Luis Iturbe Sanz de Madrid	Member
Andrés Jiménez Herradón	Member
Manuel Lagares Calvo	Member
Rafael Márquez Osorio	Member
Francisca Martín Tabernero	Member
Antonio Miguel-Romero Olano	Member
José Antonio Moral Santín	Member
Alfonso Rebuelta Badías	Member
Matías Salva Bennasar	Member
Esteban Tejera Montalvo	Member
Francisco Vallejo Vallejo	Member
José Manuel González Porro	Member - Secretary

Date of signing of this half-yearly information by the corresponding administrative body: 23/07/2008

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (1/2)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

ASSETS		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 31/12/2007
1. Cash and other equivalent liquid assets	005	20,157	
2. Financial assets held for negotiation	010		
3. Other financial assets at reasonable value, with changes in profit and loss account	015		
4. Financial assets available for sale	020		
5. Loans and amounts due	025	288,663	
6. Investments held to maturity	030	140,082	
7. Hedging derivatives	035		
8. Participation of Reinsurance in technical provisions	041		
9. Tangible assets and investments:	045	716	
a) Tangible assets	046	716	
b) Investments in property, plant and equipment	047		
10. Intangible assets	050	470	
a) Goodwill	051		
b) Acquistion costs of portfolios of policies	053		
c) Other intangible assets	052	470	
11. Equity investments in group and associated companies	055		
a) Associated companies	056		
b) Multigroup companies	057		
c) Group companies	058		
12. Tax assets	060	99,414	
a) Current tax assets	061	83,877	
b) Deferred tax assets	062	15,537	
13. Other assets	075	8,306,089	
14. Assets held for sale	080		
TOTAL ASSETS	100	8,855,591	

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (2/2)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 31/12/2007
TOTAL LIABILITIES	170	2,819,620	
1. Financial liabilities held for negotiation	110		
2. Other financial liabilities at reasonable value, with changes in profit and loss account	115		
3. Debits	120	2,661,785	
a) Subordinated liabilities	121	746,642	
b) Bonds and other negotiable securities	122	295,789	
c) Debits with credit institutions	123	1,500,000	
d) Other debits	124	119,354	
4. Hedging derivatives	130		
5. Technical provisions	131		
a) for unearned premiums	132		
b) for risks in progress	133		
c) for life assurance	134		
d) for outstanding claims	135		
e) for profit sharing and returned premiums	136		
f) other technical provisions	137		
6. Non technical provisions	140	61,694	
7. Tax liabilities	145		
a) Current tax liabilities	146		
b) Deferred tax liabilities	147		
8. Other liabilities	150	96,141	
9. Liabilities linked to assets held for sale	165		
TOTAL NET EQUITY	195	6,035,971	
SHARE EQUITY	180	6,035,971	
1. Share capital or mutual fund	171	267,685	
a) Declared capital or mutual fund	161	267,685	
b) less: capital not called-up	162		
2. Share premium reserve	172	3,338,720	
3. Reserves	173	2,040,915	
4. Less: treasury stock and participation in equity	174		
5. Prior years results	178	127,663	
6. Other contributions from partners and mutual members	179		
7. Profit / (loss) for the year	175	260,988	
8 Less: interim dividend	176		
9. Other equity instruments	177		
VALUATION ADJUSTMENTS	188		
1. Financial assets available for sale	181		
2. Hedging operations	182		
3. Translation differences	184		
4. Correction for shadow accounting	185		
5. Other adjustments	187		
Subsidies, donations and legacies received	193		
TOTAL LIABILITIES AND EQUITY	200	8,855,591	

IV. SELECTED FINANCIAL INFORMATION

2. INDIVIDUAL PROFIT AND LOSS ACCOUNT

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD (2nd HALF)	PREVIOUS PERIOD (2nd HALF)	ACCUMULATED CURRENT YEAR 30/06/2008	ACCUMULATED PRIOR YEAR 30/06/2007
(+) 1. Net written premiums	201				
(+) 2. Income from tangible assets and investments	202				
(+) 3. Other technical income	203				
(-) 4. Net claims incurred	204				
(+/-) 5. Net variation of other technical provisions	205				
(+/-) 6. Profit sharing and returned premiums	206				
(-) 7. Net operating expenses	207				
(+/-) 8. Other technical expenses	209				
(-) 9. Expenses from tangible assets and investments	210				
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	220				
(+) 10. Net written premiums	221				
(+) 11. Income from tangible assets and investments	222				
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	223				
(+) 13. Other technical income	224				
(-) 14. Net claims incurred	225				
(+/-) 15. Net variation of other technical provisions	226				
(+/-) 16. Profit sharing and returned premiums	227				
(-) 17. Net operating expenses	228				
(+/-) 18. Other technical expenses	229				
(-) 19. Expenses from tangible assets and investments	230				
(-) 20. Expenses from investments on account of the life policyholders bearing the investment risk	231				
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	240				
C) TECHNICAL RESULT (A + B)	245				
(+) 21. Income from tangible assets and investments	246				
(+) 22. Negative difference on business combinations	250				
(-) 23. Expenses from tangible assets and investments	247				
(+) 24. Other income	248			420,248	
(-) 25. Other expenses	249			(194,950)	
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	265			225,298	
(+/-) 26. Corporate Income Tax	270			35,690	
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	280			260,988	
(+/-) 27. Result after tax from discontinued operations	285				
G) RESULT OF THE YEAR (F + 27)	300			260,988	
EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	290			0.10	
Diluted	295			0.10	

IV. SELECTED FINANCIAL INFORMATION

3. STATEMENT OF RECOGNISED INCOME AND EXPENSES

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
A) RESULT FOR THE PERIOD	305	260,988	
B) OTHER RECOGNISED INCOME / (EXPENSES)	310		
1. Financial assets available for sale:	315		
a) Gains/(Losses) due to valuation	316		
b) Amounts recognised in results	317		
c) Other reclassifications	318		
2. Cash flow hedging:	320		
a) Gains/(Losses) due to valuation	321		
b) Amounts recognised in results	322		
c) Amounts recognised at historical value of paid up items	323		
d) Other reclassifications	324		
3. Hedging of net investments in businesses abroad:	325		
a) Gains/(Losses) due to valuation	326		
b) Amounts recognised in results	327		
c) Other reclassifications	328		
4. Translation differences	330		
a) Gains/(Losses) due to valuation	331		
b) Amounts recognised in results	332		
c) Other reclassifications	333		
5. Correction of shadow accounting:	335		
a) Gains/(Losses) due to valuation	336		
b) Amounts recognised in results	337		
c) Other reclassifications	338		
6. Assets held for sale:	340		
a) Gains/(Losses) due to valuation	341		
b) Amounts recognised in results	342		
c) Other reclassifications	343		
7. Actuarial gains/(losses) due to personnel long term incentives	345		
8. Other recognised income and expenses	355		
9. Corporate Income Tax	360		
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	400	260,988	

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (1/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

CURRENT PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 31/12/2007	3010	227,532	4,297,898		261,138				4,786,568
Adjustments for changes in accounting criteria	3011		7,612						7,612
Adjustments for errors	3012								
Adjusted opening balance	3015	227,532	4,305,510		261,138				4,794,180
I. Total recognised income / (expenses)	3020				260,988				260,988
II. Operations with shareholders or owners	3025	40,153	997,067						1,037,220
1. Increases (Reductions) in capital	3026	40,153	1,184,447						1,224,600
2. Conversion of financial liabilities to equity	3027								
3. Distribution of dividends	3028		(187,380)						(187,380)
4. Operations involving treasury stock or particicpations in equity (net)	3029								
5. Increases / (Decreases) due to changes in business combinations	3030								
6. Other operatiosn with shareholders or owners	3032								
III. Other variations in equity	3035		204,721		(261,138)				(56,417)
1. Payments using equity instruments	3036								
2. Transfers between equity classes	3037		261,138		(261,138)				0
3. Other variations	3038		(56,417)						(56,417)
Balance as at 30/06/2008	3040	267,685	5,507,298		260,988				6,035,971

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and mutual members and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (2/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

PRIOR PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recievod	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 31/12/2007	**3010**								
Adjustments for changes in accounting criteria	3011								
Adjustments for errors	3012								
Adjusted opening balance	**3015**								
I. Total recognised income / (expenses)	**3020**								
II. Operations with shareholders or owners	**3025**								
1. Increases (Reductions) in capital	3026								
2. Conversion of financial liabilities to equity	3027								
3. Distribution of dividends	3028								
4. Operations involving treasury stock or particicpations in equity (net)	3029								
5. Increases / (Decreases) due to changes in business combinations	3030								
6. Olher operatiosn with shareholders or owners	3032								
III. Other variations in equity	**3035**								
1. Payments using equity instruments	3036								
2. Transfers between equity classes	3037								
3. Other variations	3038								
Balance as at 30/06/2008	**3040**								

(1) The column "Share premium and other reserves", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and mutual members and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION

5.A. INDIVIDUAL CASH FLOW STATEMENT (DIRECT METHOD)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	7435	(50,408)	
1. Insurance activities:	7405		
(+) Inflows from insurance activities	7406		
(-) Outflows from insurance activities	7407		
2. Other operating activities:	7410	(50,408)	
(+) Other operating activities cash inflows	7415		
(-) Other operating activities cash outflows	7416	(50,408)	
3. Inflows /(outflows) due to corporate income tax	7425		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	7460	(1,632,406)	
1. Inflows from investment activities:	7450	373,588	
(+) Tangible assets	7451		
(+) Investments in property, plant and equipment	7452		
(+) Intangible assets	7453		
(+) Financial instruments	7454	42,923	
(+) Participations	7455	208,515	
(+) Other business units	7457		
(+) Receivable interests	7456	7,755	
(+) Receivable dividends	7459	114,395	
(+) Other income related to investment activities	7458		
2. Payments related to investment activities:	7440	(2,005,994)	
(-) Tangible assets	7441		
(-) Investments in property, plant and equipment	7442		
(-) Intangible assets	7443		
(-) Financial instruments	7444	(350,000)	
(-) Participations	7445	(1,515,788)	
(-) Other business units	7447	(140,206)	
(-) Other payments related to investment activities	7448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	7490	1,362,295	
1. Inflows from financing activities:	7480	1,556,626	
(+) Subordinated liabilities	7481		
(+) Inflows from the issue of equity instruments and capital increases	7482		
(+) Capital contributions from owners or mutual members	7483		
(+) Sales of treasury stock	7485		
(+) Other income related to financing activities	7486	1,556,626	
2. Payments related to financing activities:	7470	(194,331)	
(-) Dividends to shareholders	7471	(185,550)	
(-) Interest payments	7475	(8,781)	
(-) Subordinated liabilities	7472		
(-) Capital contributions returned to shareholders	7473		
(-) Capital contributions returned to owners or mutual members	7474		
(-) Acquisition of treasury stock	7477		
(-) Other payments related to financial activities	7478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	7492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	7495	(320,519)	
F) OPENING CASH BALANCE AND EQUIVALENTS	7499	340,676	
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	7500	20,157	

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
(+) Cash and banks	7550	20,157	
(+) Other financial assets	7552		
(-) Less: Bank overdrafts payable on demand	7553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	7600	20,157	

IV. SELECTED FINANCIAL INFORMATION

5.B. INDIVIDUAL CASH FLOW STATEMENT (INDIRECT METHOD)

Prepared in accordance with current national accounting criteria

Thousands Euros

		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Adjustments to results:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows /(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(+) Other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sales of treasury stock	485		
(+) Other income related to financial activities	486		
2. Payments related to financial activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION

6. CONSOLIDATED BALANCE SHEET (1/2)

IFRS

Thousands Euros

ASSETS		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 31/12/2007
1. Cash and other equivalent liquid assets	1005	1,250,000	1,639,404
2. Financial assets held for negotiation	1010	1,269,485	1,214,854
3. Other financial assets at reasonable value, with changes in profit and loss account	1015	3,115	0
4. Financial assets available for sale	1020	23,592,541	22,557,378
5. Loans and amounts due	1025	4,033,004	2,926,244
6. Investments held to maturity	1030	1,359,358	1,110,132
7. Hedging derivatives	1035		0
8. Participation of Reinsurance in technical provisions	1041	2,539,153	2,146,079
9. Tangible assets and investments:	1045	2,169,463	2,131,433
a) Tangible assets	1046	1,240,388	1,340,089
b) investments in property, plant and equipment	1047	929,075	791,344
10. Intangible assets	1050	1,923,650	1,187,717
a) Goodwill	1051	1,625,505	1,016,926
b) Acquistion costs of portfolios of policies	1053	188,728	81,572
c) Other intangible assets	1052	109,417	89,219
11. Participation in companies valued using equity method	1055	448,079	334,477
12. Tax assets	1060	498,322	414,269
a) Current tax assets	1061	75,957	58,050
b) Deferred tax assets	1062	422,365	356,219
13. Other assets	1075	2,110,804	1,942,348
14. Assets held for sale	1080	14,375	22,589
TOTAL ASSETS	1100	41,211,349	37,626,924

IV. SELECTED FINANCIAL INFORMATION

6. CONSOLIDATED BALANCE SHEET (2/2)

IFRS

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 31/12/2007
TOTAL LIABILITIES	1170	35,629,600	32,012,514
1. Financial liabilities held for negotiation	1110	20,681	125,954
2. Other financial liabilities at reasonable value, with changes in profit and loss account	1115	347,524	393,692
3. Debits	1120	5,590,146	3,481,845
a) Subordinated liabilities	1121	756,642	719,587
b) Bonds and other negotiable securities	1122	485,392	304,950
c) Debits with credit institutions	1123	2,174,991	494,540
d) Other debits	1124	2,173,121	1,962,768
4. Hedging derivatives	1130		0
5. Technical provisions	1131	28,340,662	26,781,789
a) for unearned premiums	1132	5,624,899	3,859,959
b) for risks in progress	1133	164,973	447,667
c) for life assurance	1134	16,016,562	16,584,273
d) for outstanding claims	1135	6,063,801	5,475,667
e) for profit sharing and returned premiums	1136	44,284	44,299
f) other technical provisions	1137	426,143	369,924
6. Non technical provisions	1140	308,450	314,963
7. Tax liabilities	1145	478,507	573,460
a) Current tax liabilities	1146	106,133	145,200
b) Deferred tax liabilities	1147	372,374	428,260
8. Other liabilities	1150	543,630	328,894
9. Liabilities linked to assets held for sale	1165		11,917
TOTAL NET EQUITY	1195	5,581,749	5,614,410
SHARE EQUITY	1180	5,059,078	4,184,896
1. Share capital or mutual fund	1171	267,685	227,532
a) Declared capital or mutual fund	1161	267,685	227,532
b) less: capital not called-up	1162		
2. Share premium reserve	1172	1,506,729	1,506,729
3. Reserves	1173	2,160,817	1,322,538
4. Less: treasury stock and participation in equity	1174		0
5. Prior years results	1178	594,481	533,557
6. Other contributions from partners and mutual members	1179		0
7. Profit and loss of the year attributable to the controlling company	1175	529,366	731,059
8 Less: interim dividend	1176		(136,519)
9. Other equity instruments	1177		0
VALUATION ADJUSTMENTS	1188	(240,352)	146,518
1. Financial assets available for sale	1181	(179,775)	327,107
2. Hedging operations	1182	(744)	0
3. Translation differences	1184	(147,460)	(35,648)
4. Correction of shadow accounting	1185	87,337	(155,153)
5. Companies valued using equity method	1186	6,497	11,523
6. Other adjustments	1187	(6,207)	(1,311)
TOTAL LIABILITIES AND EQUITY ATTRIBUTABLE TO THE CONTROLLING COMPANY	1189	4,818,726	4,331,414
MINORITY INTERESTS	1193	763,023	1,282,996
1. Adjustments for changes in value	1191	(73,216)	57,424
2. Other	1192	836,239	1,225,572
TOTAL LIABILITIES AND NET EQUITY	1200	41,211,349	37,626,924

IV. SELECTED FINANCIAL INFORMATION

7. CONSOLIDATED PROFIT AND LOSS ACCOUNT

IFRS

Thousands Euros

		CURRENT PERIOD (2ND HALF)	PREVIOUS PERIOD (2ND HALF)	ACCUMULATED CURRENT YEAR 30/06/2008	ACCUMULATED PRIOR YEAR 30/06/2007
(+) 1. Net written premiums	1201			4,243,549	3,722,294
(+) 2. Income from tangible assets and investments	1202			473,720	351,982
(+) 3. Other technical income	1203			12,482	8,113
(-) 4. Net claims incurred	1204			(2,915,847)	(2,543,844)
(+/-) 5. Net variation of other technical provisions	1205			(28,121)	(21,795)
(+/-) 6. Profit sharing and returned premiums	1206			(579)	(990)
(-) 7. Net operating expenses	1207			(953,650)	(846,571)
(+/-) 8. Other technical expenses	1209			(38,419)	(38,658)
(-) 9. Expenses from tangible assets and investments	1210			(178,670)	(109,425)
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	1220			614,465	521,106
(+) 10. Net written premiums	1221			1,552,553	1,262,066
(+) 11. Income from tangible assets and investments	1222			628,944	508,278
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	1223			24,468	6,462
(+) 13. Other technical income	1224			1,717	1,344
(-) 14. Net claims incurred	1225			(1,802,560)	(1,083,145)
(+/-) 15. Net variation of other technical provisions	1226			217,128	(186,140)
(+/-) 16. Profit sharing and returned premiums	1227			(16,830)	(15,541)
(-) 17. Net operating expenses	1228			(218,711)	(187,609)
(+/-) 18. Other technical expenses	1229			(5,560)	(7,202)
(-) 19. Expenses from tangible assets and investments	1230			(178,531)	(206,138)
(-) 20. Expense from investments on account of the life policyholders bearing the investment risk	1231			(46,133)	(213)
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	1240			156,485	92,162
C) TECHNICAL RESULT (A + B)	1245			770,950	613,268
(+) 21. Income from tangible assets and investments	1246			5,107	10,992
(+) 22. Negative consolidation differences	1250				
(-) 23. Expenses from tangible assets and investments	1247			(799)	(560)
(+) 24. Other income	1248			410,018	282,828
(-) 25. Other expenses	1249			(398,207)	(258,763)
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	1265			787,069	647,765
(+/-) 26. Corporate Income Tax	1270			(211,563)	(196,672)
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	1280			575,506	451,093
(+/-) 27. Result after tax from discontinued operations	1285			999	
G) RESULT FOR THE PERIOD (F + 27)	1288			576,505	451,093
a) Result attributable to the controlling company	1300			529,366	335,617
b) Result attributable to minority interests	1289			47,139	115,476

EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	1290			0.20	0.15
Diluted	1295			0.20	0.15

IV. SELECTED FINANCIAL INFORMATION
8. STATEMENT OF RECOGNISED INCOME AND EXPENSES
IFRS

Thousands Euros

		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
A) CONSOLIDATED PROFIT AND LOSS OF THE YEAR	1305	576,505	451,093
B) OTHER INCOME / (EXPENSES) RECOGNISED	1310	(486,337)	(54,574)
1. Financial assets available for sale:	1315	(1,089,713)	(699,121)
a) Gains/(Losses) due to valuation	1316	(1,146,099)	(697,839)
b) Amounts recognised in results	1317	55,494	(1,282)
c) Other reclassifications	1318	892	
2. Cash flow hedging:	1320		
a) Gains/(Losses) due to valuation	1321		
b) Amounts recognised in results	1322		
c) Amounts recognised at historical value of paid up items	1323		
d) Other reclassifications	1324		
3. Hedging of net investments in businesses abroad:	1325		
a) Gains/(Losses) due to valuation	1326		
b) Amounts recognised in results	1327		
c) Other reclassifications	1328		
4. Transaltion differences:	1330	(138,435)	20,276
a) Gains/(Losses) due to valuation	1331	(137,333)	17,321
b) Amounts recognised in results	1332	(1,102)	1,418
c) Other reclassifications	1333		1,537
5. Correction of shadow accounting:	1335	528,313	585,254
a) Gains/(Losses) due to valuation	1336	603,967	592,643
b) Amounts recognised in results	1337	(21,654)	(7,389)
c) Other reclassifications	1338		
6. Assets held for sale:	1340		
a) Gains/(Losses) due to valuation	1341		
b) Amounts recognised in results	1342		
c) Other reclassifications	1343		
7. Actuarial gains/(losses) due to personnel long term incentives	1345		
8. Other recognised income and expenses	1350	3,568	4,122
a) Gains/(Losses) from valuation	1351	3,568	4,122
b) Amounts transferred to the profit and loss account	1352		
c) Other reclassifications	1353		
9. Other income and expenses	1355	501	(160)
10. Corporate Income Tax	1360	155,429	35,055
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	1400	90,168	396,519
a) Attributable to the controlling company	1398	83,738	304,930
b) Attributable to minority interests	1399	6,430	91,589

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (1/2)

IFRS

Thousands Euros

CURRENT PERIOD		Equity of the controlling company						Minority interests	Total equity
		Equity					Adjustments for changes in value		
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 31/12/2007	3110	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411
Adjustments for changes in accounting criteria	3111								
Adjustments for errors	3112								
Adjusted opening balance	3115	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411
I. Total income / (expenses) recognised	3120				529,366		(445,628)	6,430	90,168
II. Operations with shareholders or owners	3125	40,153	492,042		(187,380)		58,758	(526,403)	(122,830)
1. Increases (Reductions) in capital	3126	40,153	1,184,447						1,224,600
2. Conversion of financial liabilities to equity	3127								
3. Dividend distributions	3128				(187,380)				(187,380)
4. Operations with treasury stock or participations in equity (net)	3129								
5. Increases / (Decreases) due to changes in business combinations	3130							63,661	63,661
6. Other operations with shareholders or owners	3132		(692,405)				58,758	(590,064)	(1,223,711)
III. Other variations in equity	3135		543,680		(543,680)				
1. Payments based on equity instruments	3136								
2. Transfers between equity items	3137		543,680		(543,680)				
3. Other variations	3138								
Final Balance as at 30/06/2008	3140	267,685	4,262,027		529,366		(240,352)	763,023	5,581,749

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (2/2)

IFRS

Thousands Euros

PRIOR PERIOD		Equity of the controlling company						Minority interests	Total equity
		Equity					Adjustments for changes in value		
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 31/12/2006	3150	119,450	3,033,722		610,193		263,125	1,027,800	5,054,290
Adjustments for changes in accounting criteria	3151								
Adjustments for errors	3152								
Adjusted opening balance	3155	119,450	3,033,722		610,193		263,125	1,027,800	5,054,290
I. Total income / (expenses) recognised	3160				335,617		(30,687)	91,589	396,519
II. Operations with shareholders or owners	3165	108,082	(231,827)					12,769	(110,976)
1. Increases (Reductions) in capital	3166	108,082	(108,082)					21,566	21,566
2. Conversion of financial liabilities to equity	3167								
3. Dividend distributions	3168		(113,766)					(21,166)	(134,932)
4. Operations with treasury stock or participations in equity (net)	3169								
5. Increases / (Decreases) due to changes in business combinations	3170							16,360	16,360
6. Other operations with shareholders or owners	3172		(9,979)					(3,991)	(13,970)
III. Other variations in equity	3175		538,648		(610,193)		(20,439)	49,430	(42,554)
1. Payments based on equity instruments	3176								
2. Transfers between equity items	3177		610,193		(610,193)				
3. Other variations	3178		(71,545)				(20,439)	49,430	(425,554)
Final Balance as at 30/06/2007	3180	227,532	3,340,543		335,617		211,999	1,181,588	5,297,279

(1) The column "Share premium and other reserves", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (DIRECT METHOD)

IFRS

Thousands Euros

		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	8435	(199,775)	358,615
1. Insurance activities:	8405	1,310,696	1,418,781
(+) Inflows from insurance activities	8406	6,978,832	5,517,196
(-) Outflows from insurance activities	8407	(5,668,136)	(4,098,415)
2. Other operating activities:	8410	(1,431,978)	(858,288)
(+) Other operating activities cash inflows	8415	343,805	401,145
(-) Other operating activities cash outflows	8416	(1,775,783)	(1,259,433)
3. Inflows/(outflows) due to corporate income tax	8425	(78,493)	(201,878)
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	8460	(1,981,234)	(622,620)
1. Inflows from investment activities:	8450	5,000,515	3,536,959
(+) Tangible assets	8451	5,477	3,060
(+) Investments in property, plant and equipment	8452	169,579	12,574
(+) Intangible assets	8453	1,641	360
(+) Financial instruments	8454	3,587,235	2,773,155
(+) Participations	8455	275,503	54,750
(+) Dependent companies and other business units	8457	33,894	
(+) Receivable interests	8456	520,305	472,955
(+) Receivable dividends	8459	84,449	30,682
(+) Other income related to investment activities	8458	322,432	189,423
2. Payments related to investment activities:	8440	(6,981,749)	(4,159,579)
(-) Tangible assets	8441	(43,306)	(18,566)
(-) Investments in property, plant and equipment	8442	(26,707)	(28,474)
(-) Intangible assets	8443	(26,592)	(5,271)
(-) Financial instruments	8444	(4,234,077)	(3,667,962)
(-) Participations	8445	(747,705)	(179,059)
(-) Dependent companies and other business units	8447	(1,430,255)	(198,642)
(-) Other payments related to investment activities	8448	(473,107)	(61,605)
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	8490	1,801,990	7,211
1. Inflows from financing activities:	8480	2,059,241	222,646
(+) Subordinated liabilities	8481		
(+) Inflows from the issue of equity instruments and capital increases	8482	466,557	21,957
(+) Capital contributions from owners or mutual members	8483		
(+) Sale of treasury stock	8485		
(+) Other income related to financing activities	8486	1,592,684	200,689
2. Payments related to financing activities:	8470	(257,251)	(215,435)
(-) Dividends	8471	(203,060)	(151,929)
(-) Interests	8475	(42,531)	(22,746)
(-) Subordinated liabilities	8472		
(-) Capital contributions returned to shareholders	8473		
(-) Capital contributions returned to owners or mutual members	8474		(522)
(-) Acquisition of treasury stock	8477		
(-) Other payments related to financing activities	8478	(11,660)	(40,208)
D) TRANSALTION DIFFERENCES IN CASH FLOW	8492	(10,385)	3,594
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	8495	(389,404)	(253,200)
F) OPENING CASH BALANCE AND EQUIVALENTS	8499	1,639,404	1,422,250
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	8500	1,250,000	1,169,050

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
(+) Cash and banks	8550	1,205,171	1,169,050
(+) Other financial assets	8552	18,701	
(-) Less: Bank overdrafts payable on demand	8553	26,128	
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	8600	1,250,000	1,169,050

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (DIRECT METHOD)

IFRS

Thousands Euros

		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Result adjustments:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows/(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(-) Dependent companies and other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Dependent companies and other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sale of treasury stock	485		
(+) Other income related to financing activities	486		
2. Payments related to financing activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2008	PRIOR PERIOD 30/06/2007
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION

11. CHANGES IN THE GROUP'S COMPOSITION

Table 1:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASE IN STAKES IN DEPENDENT COMPANIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED UNDERTAKINGS (CURRENT PERIOD)						
Name of the company (or segment of business) acquired or merged	Category	Effective date of the operation (dd-mm-yr)	Net cost of combination (a)+ (b) (Eur '000s))		% voting rights acquired	% total voting rights in the company post acquisition
			Net amount paid for acquisition + other costs directly related to combination (a)	Fair Value of net worth instruments issued for the acquisition (b)		
MAPFRE CAPITALIZACAO	Dependiente	31/03/2008			100.00	100.00
MAPFRE LA CENTROAMERICANA	Dependiente	31/03/2008	1		0.01	72.88
S.F. SANTA MARÍA LA REAL	Dependiente	30/06/2008	2		50.00	50.00
SALZILLO	Dependiente	30/06/2008	259		36.00	100.00
MAPFRE VIDA	Dependiente	22/05/2008	17		0.00	99.98
MAPFRE AGROPECUARIA	Dependiente	09/06/2008	1		0.00	99.98
MAPFRE DOMINICANA	Dependiente	30/06/2008	2,468		18.27	99.99
THE COMMERCE GROUP INC.	Dependiente	31/05/2008	1,513,440		100.00	100.00
COMMERCE HOLDINGS INC.	Dependiente	31/05/2008			100.00	100.00
THE COMMERCE INS. GROUP INC.	Dependiente	31/05/2008			100.00	100.00
CITATION INSURANCE	Dependiente	31/05/2008			100.00	100.00
A.C.I.C. HOLDING COMPANY	Dependiente	31/05/2008			95.00	95.00
AMERICAN COMMERCE INS.	Dependiente	31/05/2008			100.00	100.00
COMMERCE WEST INC.	Dependiente	31/05/2008			100.00	100.00
SWICO ENTERPRISE LTD.	Dependiente	31/05/2008			100.00	100.00
STATE-WIDE INSURANCE	Dependiente	31/05/2008			100.00	100.00
MAPFRE-CAJA MADRID HOLDING	Dependiente	31/03/2008	464,290		13.47	64.47

Table 2:

DECREASE OF STAKES IN DEPENDENT COMPANIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED UNDERTAKINGS OR OPERATIONS OF A SIMILAR NATURE (CURRENT PERIOD)					
Name of the company (or segment of business) sold, separated or discontinued	Category	Effective date of the operation (dd-mm-yr)	% voting rights sold or discontinued	% total voting rights in the company post sale	Gain/(Loss) generated (Eur 000's)
MAPFRE PERÚ	Dependiente	31/03/2008	0.40	98.98	
LATINA SEGUROS Y REASEGUROS	Dependiente	31/03/2008	98.55	0.00	
CAJA MADRID BOLSA	Asociada	01/01/2008	30.00	0.00	27,380
CAJA MADRID PENSIONES	Asociada	01/01/2008	30.00	0.00	12,290
GESMADRID S.G.I.I.C.	Asociada	01/01/2008	30.00	0.00	16,790
MAPFRE RE HOLDINGS INC.	Dependiente	30/06/2008	100.00	0.00	
NUEVO MULTICENTRO AUTOMÓVIL	Dependiente	30/06/2008	100.00	0.00	4
GENERAL SERVICES REINSURANCE	Dependiente	30/06/2008	100.00	0.00	
MAPFRE-CAJA MADRID HOLDING	Dependiente	01/01/2008	64.47	0.00	
SERVIMEDIC BALEAR	Dependiente	30/06/2008	100.00	0.00	240
MAPFRE INTERNACIONAL	Dependiente	01/01/2008	12.50	87.50	0
GESMUSINI	Dependiente	01/01/2008	49.00	51.00	26,730

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		CURRENT PERIOD			PRIOR PERIOD		
		As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)	As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)
Ordinary shares	2158	70.00	0.07	187,380	50.00	0.05	113,766
Other shares (non-voting, reedemable, etc)	2159						
Total dividendos paid	2160	70.00	0.07	187,380	50.00	0.05	113,766
a) Dividends paid out against results	2155	70.00	0.07	187,380	50.00	0.05	113,766
b) Dividends paid out against reserves or share premium reserve	2156						
c) Dividends in kind	2157						

IV. SELECTED FINANCIAL INFORMATION
13. ISSUE, REPURCHASE OR REIMBURSEMENT OF DEBT INSTRUMENTS

Thousands Euros

ISSUES CARRIED OUT BY THE COMPANY (AND/OR GROUP)		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	2191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	2192					
Other debt issued outwith a Member State of the European Union	2193					
TOTAL	2200					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	4191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	4192					
Other debt issued outwith a Member State of the European Union	4193					
TOTAL	4200					

GUARANTEED ISSUANCES		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	2195					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		CURRENT PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	2062					
Equity instruments	2063					
Debt instruments	2064					
Hybrid instruments	2065					
Loans	2066					
Deposits established for accepted reinsurance and other deposits	2067					
Credits on direct insurance, reinsurance and coinsurance operations	2068					
Invesments on account of the life policyholders bearing the investment risk	2069					
Other financial assets	2070				288,663	140,082
TOTAL (INDIVIDUAL)	2075				288,663	140,082
Derivatives	2162	8,362				
Equity instruments	2163	10,792		1,607,299		
Debt instruments	2164	195,299		20,232,688	11,731	98,522
Hybrid instruments	2165	12,504		25,726	9,574	
Loans	2166			56,975	2,754	2,538
Deposits established for accepted reinsurance and other deposits	2167				114,714	
Credits on direct insurance, reinsurance and coinsurance operations	2168				3,376,221	
Invesments on account of the life policyholders bearing the investment risk	2169				288,724	
Other financial assets	2170	1,042,528	3,115	1,669,853	229,286	1,258,298
TOTAL (CONSOLIDATED)	2175	1,269,485	3,115	23,592,541	4,033,004	1,359,358

FINANCIAL LIABILITIES: NATURE/CATEGORY		CURRENT PERIOD		
		Trading portfolio	Other financial liabilities held at RV, with changes in P&L account	Other liabilities and amount owing
Derivatives	2076			
Subordinated liabilities	2077			746,642
Deposits received on ceded reinsurance	2079			
Debts from direct insurance, reinsurance and coinsurance operations	2080			
Bonds and other negotiable instruments	2081			295,789
Debts with credit institutions	2082			1,500,000
Debts from preliminary insurance contracts operations	2083			
Other financial liabilities	2084			119,354
TOTAL (INDIVIDUAL)	2090			2,661,785
Derivatives	2176	20,681		
Subordinated liabilities	2177			746,642
Deposits received on ceded reinsurance	2179			136,528
Debts from direct insurance, reinsurance and coinsurance operations	2180		-	894,070
Bonds and other negotiable instruments	2181			485,392
Debts with credit institutions	2182			2,067,760
Debts from preliminary insurance contracts operations	2183			23,421
Other financial liabilities	2184		347,524	1,236,333
TOTAL (CONSOLIDATED)	2190	20,681	347,524	5,590,146

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRIOR PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	2062					
Equity instruments	2063					
Debt instruments	2064					
Hybrid instruments	2065					
Loans	2066					
Deposits established for accepted reinsurance and other deposits	2067					
Credits on direct insurance, reinsurance and coinsurance operations	2068					
Invesments on account of the life policyholders bearing the investment risk	2069					
Other financial assets	2070					
TOTAL (INDIVIDUAL)	2075					
Derivatives	2162	5,542				
Equity instruments	2163	30		1,624,978		
Debt instruments	2164	173,512		19,334,374		2,746
Hybrid instruments	2165					
Loans	2166			56,131		3,553
Deposits established for accepted reinsurance and other deposits	2167				112,815	
Credits on direct insurance, reinsurance and coinsurance operations	2168				2,390,915	
Invesments on account of the life policyholders bearing the investment risk	2169				362,359	
Other financial assets	2170	1,035,770		1,529,978	60,155	1,103,833
TOTAL (CONSOLIDATED)	2175	1,214,854		22,545,461	2,926,244	1,110,132

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRIOR PERIOD		
		Trading portfolio	Other financial liabilities held at RV, with changes in P&L account	Other liabilities and amount owing
Derivatives	2076			
Subordinated liabilities	2077			
Deposits received on ceded reinsurance	2079			
Debts from direct insurance, reinsurance and coinsurance operations	2080			
Bonds and other negotiable instruments	2081			
Debts with credit institutions	2082			
Debts from preliminary insurance contracts operations	2083			
Other financial liabilities	2084			
TOTAL (INDIVIDUAL)	2090			
Derivatives	2176			
Subordinated liabilities	2177			719,587
Deposits received on ceded reinsurance	2179			143,135
Debts from direct insurance, reinsurance and coinsurance operations	2180			814,944
Bonds and other negotiable instruments	2181	125,954		304,950
Debts with credit institutions	2182			607,032
Debts from preliminary insurance contracts operations	2183			
Other financial liabilities	2184		393,692	892,197
TOTAL (CONSOLIDATED)	2190	125,954	393,692	3,481,845

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION
15. INFORMATION BY SEGMENTS

Thousands Euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net premiums attributed to current period, by geographical area – INDIVIDUAL – CURRENT PERIOD	INDIVIDUAL – PRIOR PERIOD	CONSOLIDATED – CURRENT PERIOD	CONSOLIDATED – PRIOR PERIOD
Domestic market	2210			3,698,533	3,282,252
International:	2215			2,097,569	1,702,108
a) European Union	2216			296,121	291,663
b) O.E.C.D. countries	2217			397,386	96,388
c) Other countries	2218			1,404,062	1,314,057
TOTAL	2220			5,796,102	4,984,360

Table 2:

		Ordinary income – CONSOLIDATED					
		Ordinary income from external customers		Ordinary income between segments		Total ordinary income	
SEGMENTS		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
LIFE	2221	1,594,347	1,311,491			1,594,347	1,311,491
MOTOR	2222	2,058,644	1,682,783			2,058,644	1,682,783
OTHER NON-LIFE	2223	3,057,083	2,785,437	47,852	35,685	3,104,935	2,821,122
REINSURANCE	2224	627,304	597,146	357,089	284,220	984,393	881,366
OTHER ACTIVITIES	2225	287,012	230,481	93,534	87,168	380,546	317,649
	2226						
	2227						
	2228						
	2229						
	2230						
(-) Ordinary income adjustments and eliminations between segments	2231			(498,475)	(407,073)	(498,475)	(407,073)
TOTAL	2235	7,624,390	6,607,338	0	0	7,624,390	6,607,338

Tabla 3:

SEGMENTS		Results – CONSOLIDATED – CURRENT PERIOD	Results – CONSOLIDATED – PRIOR PERIOD
LIFE	2250	106,861	57,300
MOTOR	2251	168,479	135,920
OTHER NON-LIFE	2252	221,925	268,932
REINSURANCE	2253	62,386	55,172
OTHER ACTIVITIES	2254	267,349	183,229
	2255		
	2256		
	2257		
	2258		
	2259		
Total results of repoted segments	2260	827,000	700,553
(+/-) Results not assigned	2261		
(+/-) Elimination of internal results (between segments)	2262	(251,494)	(249,460)
(+/-) Other results	2263		
(+/-) Corporate income tax and/or discontinued operations result	2264	211,563	196,672
RESULT BEFORE TAX	2270	787,069	647,765

IV. SELECTED FINANCIAL INFORMATION
16. AVERAGE WORK FORCE

		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
AVERAGE WORK FORCE	2295	283	233	31,354	28,949
Men	2296	142	113	13,415	12,448
Women	2297	141	120	17,939	16,501

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY BOARD MEMBERS AND MANAGERS

BOARD MEMBERS:

Payment concept:		Amount (Euros 000's) CURRENT PERIOD	PRIOR PERIOD
Fixed salary	2310	1,950	1,825
Variable salary	2311	2,699	2,406
Allowances	2312	469	435
Statutory obligations	2313	984	914
Operations involving shares and/or financial instruments	2314		
Other	2315	17	26
TOTAL	2320	6,119	5,606
Other benefits:			
Advances	2326		
Loans received	2327		
Pension plans: contributions	2328	1,830	760
Pension plans: obligations entered into	2329	48,005	42,763
Life assurance premiums	2330		
Guarantees constituted in favour of Board Members	2331		

MANAGERS:		Amount (Euros 000's) CURRENT PERIOD	PRIOR PERIOD
Total remuneration received by managers	2325		

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (1/2)

Thousands Euros

ASSOCIATED OPERATIONS		CURRENT PERIOD				
EXPENSES AND INCOME		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	2340				47,385	47,385
2) Management or contribution contracts	2341				19,874	19,874
3) Transfers of R+D and licencing agreements	2342					
4) Leases	2343					
5) Use of services	2344				3	3
6) Purchase of goods (partially or totally completed)	2345					
7) Variation in value due to debts written off or of doubtful recovery	2346					
8) Loss from sale or write-off of assets	2347					
9) Other expenses	2348					
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	2350				67,262	67,262
10) Financial income	2351				74,244	74,244
11) Management or contribution contracts	2352					
12) Transfers of R+D and licencing agreements	2353					
13) Dividends received	2354					
14) Leases	2355				834	834
15) Service contract	2356					
16) Sale of goods (partially or totally completed)	2357					
17) Profit from sale of assets or writeoff	2358					
18) Other income	2359	83,186				83,186
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	2360	83,186			75,078	158,264

		CURRENT PERIOD				
OTHER TRANSACTIONS		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	2371	464,290			219,088	683,378
Financial agreements: loans and capital contributions (lender)	2372					
Financial lease contracts (lessor)	2373					
Amortisation or cancellation of loans and lease contracts (lessor)	2377					
Sale of tangible, intangible and other assets	2374	147,640				147,640
Financial agreements: loans and capital contributions (borrower)	2375	516,650				516,650
Financial lease contracts (lessee)	2376					
Amortisation or cancellation of loans and lease contracts (lessee)	2378					
Guarantees given	2381					
Guarantees received	2382				62	62
Commitments entered into	2383					
Commitments/guarantees cancelled	2384					
Dividends and other distribution of results	2386	146,247				146,247
Other operations	2385					

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (2/2)

Thousands Euros

ASSOCIATED OPERATIONS		PRIOR PERIOD				
EXPENSES AND INCOME		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	6340				59,875	59,875
2) Management or contribution contracts	6341				9,959	9,959
3) Transfers of R+D and licencing agreements	6342					
4) Leases	6343					
5) Use of services	6344				1,871	1,871
6) Purchase of goods (partially or totally completed)	6345					
7) Variation in value due to debts written off or of doubtful recovery	6346					
8) Loss from sale or write-off of assets	6347					
9) Other expenses	6348					
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	6350				71,705	71,705
10) Financial income	6351				77,229	77,229
11) Management or contribution contracts	6352					
12) Transfers of R+D and licencing agreements	6353					
13) Dividends received	6354					
14) Leases	6355				417	417
15) Service contract	6356					
16) Sale of goods (partially or totally completed)	6357					
17) Profit from sale of assets or writeoff	6358	3,262				3,262
18) Other income	6359					
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	6360	3,262			77,646	80,908

		PRIOR PERIOD				
OTHER TRANSACTIONS		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	6371	5,365			154,493	159,858
Financial agreements: loans and capital contributions (lender)	6372					
Financial lease contracts (lessor)	6373					
Amortisation or cancellation of loans and lease contracts (lessor)	6377					
Sale of tangible, intangible and other assets	6374					
Financial agreements: loans and capital contributions (borrower)	6375					
Financial lease contracts (lessee)	6376					
Amortisation or cancellation of loans and lease contracts (lessee)	6378				6,052	6,052
Guarantees given	6381					
Guarantees received	6382				65	65
Commitments entered into	6383					
Commitments/guarantees cancelled	6384					
Dividends and other distribution of results	6386	102,147				102,147
Other operations	6385					

VI. CONSOLIDATED MANAGEMENT REPORT

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company amounted to €7,739.7 million in the first half of 2008, a 15.6% increase. Consolidated premiums totalled €7,337.4 million, a rise of 15.1%. Total operating revenues reached €9,089.8 million, including €194.1 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	6M 2008	6M 2007	Var.% 07/06
Companies operating mainly in Spain	**5,667.4**	**4,987.4**	13.6%
- Gross written and accepted premiums	4,494.2	4,015.1	11.9%
- Income from investments	828.5	684.1	21.1%
- Other revenues	344.7	288.2	19.6%
Companies operating mainly abroad	**3,250.1**	**2,644.7**	22.9%
- Gross written and accepted premiums	2,843.4	2,361.8	20.4%
- Income from investments	332.1	209.8	58.3%
- Other revenues	74.6	73.1	2.1%
Parent company	**424.5**	**120.5**	—
TOTAL REVENUES	**9,342.0**	**7,752.6**	20.5%
Consolidation adjustments and other companies	-446.3	-205.4	117.3%
TOTAL CONSOLIDATED REVENUES	**8,895.7**	**7,547.2**	17.9%
Gross contributions to pension funds	194.1	130.8	48.4%
TOTAL REVENUES FROM OPERATIONS	**9,089.8**	**7,678.0**	18.4%

Figures in million euros

In the first half of 2008, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 20.5% and 17.9%, respectively, as a consequence of the following factors:

- Organic growth in premiums volumes.

- Consolidation into the accounts of the companies in which the Group has acquired a shareholding (BANKINTER VIDA, CCM VIDA Y PENSIONES, THE COMMERCE GROUP and GENEL SIGORTA) or absorbed (MUTUA VALENCIANA AUTOMOVILISTA).
- Appreciation of the Euro against the US Dollar and the Turkish Lira, which has reduced the amount in Euros of the revenues coming from abroad.
- Notable increase in financial income, which include the gains generated by the operations connected with the reorganisation of the structure of the alliance with CAJA MADRID.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	6M 2008	6M 2007	% Var. 08/07
Life assurance technical reserves	16,187.1	15,622.4	3.6%
Pension funds	2,944.8	2,722.2	8.2%
Mutual funds and managed portfolios	3,426.0	4,083.0	-16.1%
TOTAL	**22,557.9**	**22,427.6**	0.6%

Figures in million euros

Excluding the effect of the adjustments arising from the change in the market value of the assets backing Life assurance technical reserves, funds under management would have grown 3.4%.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €4,494.2 million, to which €194.1 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	6M 2008	6M 2007	% Var. 08/07
MOTOR INSURANCE[1]	1,317.0	1,250.8	5.3%
GENERAL INSURANCE[1]	707.9	664.5	6.5%
HEALTH INSURANCE	466.2	425.7	9.5%
AGRICULTURAL & LIVESTOCK INSURANCE	129.6	121.4	6.8%
COMMERCIAL INSURANCE	823.4	750.3	9.7%
NON-LIFE INSURANCE IN SPAIN	**3,444.1**	**3,212.7**	**7.2%**
LIFE SAVINGS	1,051.7	803.7	30.9%
Agents channel	556.3	519.2	7.1%
Bank channel - CAJA MADRID	401.6	284.5	41.2%
Bank channel - Other[2]	93.8	—	—
LIFE PROTECTION	197.5	179.8	9.8%
Agents channel	105.4	109.2	-3.5%
Bank channel - CAJA MADRID	66.4	70.6	-5.9%
Bank channel - Other[2]	25.7	—	—
LIFE ASSURANCE IN SPAIN[2]	**1,249.2**	**983.5**	**27.0%**
TOTAL CUMULATIVE PREMIUMS	**4,693.3**	**4,196.2**	**11.8%**
Consolidation adjustments	-199.1	-181.1	9.9%
TOTAL PREMIUMS	**4,494.2**	**4,015.1**	**11.9%**
Gross contributions to pension funds	**194.1**	**130.8**	**48.4%**

Figures in million euros

(1) The business from the former MVA and MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands are included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS.

(2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies integrated on 30th June 2007.

The following aspects must be noted:

- The notable increase in issuance by the MOTOR INSURANCE UNIT corresponds to: a larger winning of new clients and a reduction in cancellations; and the inclusion of MUTUA VALENCIANA AUTOMOVILISTA (MVA). During the first half of the year, the number of vehicles insured recorded a net rise of 45,000.
- The development of premiums at the GENERAL INSURANCE OPERATING UNIT reflects a favourable sales performance, which has mitigated the

impact of the slowdown in the demand from those segments linked to the property sector.

- The increase in premiums at MAPFRE CAJA SALUD has been driven mainly by the Health Assistance group business and by the Expense Reimbursement line.

The development of premiums at the COMMERCIAL INSURANCE OPERATING UNIT reflects the good performance of the Global Risks line, which has mitigated the slowdown in demand from the construction sector in Spain, especially in the Engineering and Third-party Liability lines.

The notable increase in Life assurance premiums reflects:

- A larger issuance of retail savings premiums in the agents' channel, due to the launch of new products linked to money markets and the US Dollar.
- A larger issuance of savings premiums through the CAJA MADRID channel, as a result of the sales campaign, which was carried out in the first quarter of the year.
- The integration of BANKINTER VIDA and CCM VIDA Y PENSIONES, whose contribution to the growth in Life-Savings premiums has been especially significant during the second quarter.
- The winning of large corporate operations, amounting to €73.7 million.

The following table shows the breakdown by company of premiums written through the agents' and bank channels:

	AGENTS AND OTHER CHANNELS			BANK CHANNEL			TOTAL		
	6M 2008	6M 2007	**Var. %**	**6M 2008**	6M 2007	**Var. %**	**6M 2008**	6M 2007	**Var. %**
LIFE[1]	587.9	544.5	8.0%	587.5	355.1	65.4%	1,175.5	899.6	30.7%
MOTOR[2]	1,289.3	1,229.5	4.9%	27.7	21.3	30.0%	1,317.0	1,250.8	5.3%
GENERAL INSURANCE[2]	643.2	598.9	7.4%	64.7	65.6	-1.4%	707.9	664.5	6.5%
AGRICULTURAL & LIVESTOCK	129.3	121.2	6.7%	0.3	0.2	50.0%	129.6	121.4	6.8%
HEALTH	439.7	401.9	9.4%	26.5	23.8	11.3%	466.2	425.7	9.5%
COMMERCIAL INSURANCE[2]	811.8	732.6	10.8%	11.6	17.7	-34.5%	823.4	750.3	9.7%
NON-LIFE	3,313.3	3,084.1	7.4%	130.8	128.6	1.7%	3,444.1	3,212.7	7.2%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							73.7	83.9	—
Consolidation adjustments							-199.1	-181.1	—
TOTAL[1]	3,901.3	3,628.6	7.5%	718.3	483.7	48.5%	4,494.1	4,015.1	11.9%

Figures in million euros

(1) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, which were integrated on 30th June 2007.

(2) The business from the former MVA and MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands are included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS.

Other revenues from companies that operate primarily in Spain reached €344.7 million, an increase of 19.6% over the previous year. Their breakdown by company is shown in the following table:

	6M 2008	6M 2007	% Var. 08/07
MAPFRE INVERSIÓN and subsidiaries	53.5	57.2	-6.5%
MAPFRE INMUEBLES	37.3	18.1	106.1%
MAPFRE QUAVITAE	62.0	59.4	4.4%
Other entities	191.9	153.5	25.0%
TOTAL	**344.7**	**288.2**	**19.6%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €53.5 million, a 6.5% decrease over the first half of 2007. The volume of assets in mutual funds and managed portfolios stood at €3,426 million, equivalent to a 16.1% decrease, and assets managed in pension funds reached €1,521.1 million, a 0.6% decrease.

The increase in "Others" reflects primarily the growth in the business volume of the subsidiaries of MAPFRE AUTOMÓVILES operating in vehicle financing and car dealerships.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	6M 2008	6M 2007	Var.% 08/07
Life	344.9	328.3	5.1%
LATIN AMERICA(1)	324.6	310.9	4.4%
OTHER COUNTRIES(2)	20.3	17.4	16.7%
Non-life	1,670.4	1,236.2	35.1%
LATIN AMERICA(1)	1,362.0	1,151.8	18.2%
OTHER COUNTRIES(2)	308.4	84.4	—
DIRECT INSURANCE	**2,015.3**	**1,564.5**	**28.8%**
ACCEPTED REINSURANCE	860.5	780.3	10.3%
ASSISTANCE	170.8	154.8	10.3%
TOTAL CUMULATIVE PREMIUMS	**3,046.6**	**2,499.5**	**21.9%**
Consolidation adjustments	-203.2	-137.7	47.6%
TOTAL CONSOLIDATED PREMIUMS(3)	**2,843.4**	**2,361.8**	**20.4%**

Figures in million euros

(1) Includes the consolidated figures for holding companies MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA.

(2) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

The solid 15.3% increase in premiums at the AMERICA OPERATING UNIT (as a result of an 18.2% increase in Non-Life and a 4.4% increase in Life) came mainly from the retail business, as well as from the development of new distribution channels. Growth in Non-Life in Mexico and Life in Brazil has been impacted by the non-renewal of some corporate accounts.

The following table shows the breakdown of the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	**6M 2008**	6M 2007	% 08/07	Local Currency % 08/07
BRAZIL[1]	**671.1**	574.1	16.9%	12.8%
MEXICO	**228.9**	240.0	-4.6%	6.5%
VENEZUELA	**192.8**	147.9	30.4%	51.4%
ARGENTINA	**161.8**	139.1	16.3%	35.7%
PUERTO RICO	**139.9**	141.5	-1.1%	14.5%
OTHER COUNTRIES[2]	**292.1**	220.1	32.7%	—
AMERICA OPERATING UNIT	**1,686.6**	1,462.7	15.3%	—

(1) Figures for Brazil for 6M08 include premiums from MAPFRE NOSSA CAIXA of €83.5 million (€67.5 million in 6M07).

(2) Includes Chile, Colombia, the Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.

The INTERNATIONAL OPERATING UNIT obtained a total premiums volume of €328.7 million, being of noteworthy mention:

- The business activities in Portugal, which booked premiums written of €84.5 million, equivalent to a 1.8% increase.
- The premiums contributed by GENEL SIGORTA (Turkey), consolidated as of 30.9.2007, and THE COMMERCE GROUP (USA), consolidated from 31.5.2008, which amounted to €124.7 million and €99.6 million, respectively.

The breakdown of the growth rates of Direct Insurance premiums achieved in the various countries are shown in the following table.

COUNTRY	PREMIUMS (LIFE AND NON-LIFE)		
	6M 2008	6M 2007	% 08/07
USA[1]	**107.4**	7.6	—
TURKEY	**124.7**	—	—
PORTUGAL	**84.5**	83.0	1.8%
PHILIPPINES	**12.1**	11.2	8.0%
MAPFRE INTERNACIONAL OPERATING UNIT	**328.7**	101.7	—

Figures in million euros

(1) Includes THE COMMERCE GROUP, consolidated from 31.5.2008 (premiums of €99.6 million) and MAPFRE USA. Does not include Puerto Rico.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €860.5 million (€780.3 million in the first half of 2007), a 10.3% increase. Growth reflects the winning of new business through the European offices, the expansion in Asia, the inclusion of premiums from GENEL SIGORTA and the business coming from MAPFRE AMÉRICA, thanks to the growth of direct insurance in the region.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €231.7 million, a 5.8% increase over the previous year. Of these, €170.8 million corresponded to written and accepted premiums, with a 10.3% rise, and €60.9 million to revenues from services, a 5.3% decrease.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 92.5%, the same as the previous year, thanks to a reduction in the expense ratio, which has compensated for a slight increase in the loss experience. The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	6M 2008	6M 2007	6M 2008	6M 2007	6M 2008	6M 2007
MAPFRE S.A. consolidated	**23.1%**	23.6%	**69.4%**	68.9%	**92.5%**	92.5%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT	**14.2%**	15.0%	**76.4%**	75.6%	**90.6%**	90.6%
GENERAL INSURANCE OP. UNIT	**23.3%**	24.5%	**61.2%**	62.3%	**84.5%**	86.8%
HEALTH	**18.4%**	16.6%	**76.9%**	77.6%	**95.3%**	94.2%
AGRICULTURAL AND LIVESTOCK	**21.0%**	20.0%	**73.7%**	77.5%	**94.7%**	97.5%
COMMERCIAL INSURANCE OP. UNIT(4)	**17.5%**	16.1%	**62.8%**	62.7%	**80.3%**	78.8%
TOTAL NON-LIFE SPAIN	**17.3%**	17.5%	**71.3%**	71.5%	**88.6%**	89.0%
LIFE ASSURANCE OP. UNIT(5)	**1.0%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**36.0%**	35.4%	**66.7%**	66.3%	**102.7%**	101.7%
INTERNATIONAL OP. UNIT	**22.7%**	30.4%	**73.9%**	69.8%	**96.6%**	100.2%
INT'L. DIRECT INSURANCE DIVISION	**33.5%**	35.0%	**68.1%**	66.6%	**101.6%**	101.6%
REINSURANCE	**28.6%**	31.3%	**64.0%**	60.9%	**92.6%**	92.2%
ASSISTANCE	**24.8%**	23.6%	**66.9%**	68.7%	**91.7%**	92.3%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.

(5) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA.

RESULTS

The net consolidated result (after tax) amounted to €575.5 million (€451.1 million for 6M2007), a 27.6% increase; and the net result attributable to the parent company (after minority interests) reached €529.4 million, a 57.7% increase.

The following table shows the sources and breakdown of results:

	6M 2008	6M 2007	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,693.6	5,001.4	13.8%
Premiums earned, net of ceded and retroceded reinsurance	4,243.5	3,722.3	14.0%
Net claims incurred and variation in other technical provisions	-2,944.0	-2,565.6	14.7%
Operating expenses, net of reinsurance	-954.2	-847.5	12.6%
Other technical income and expenses	-25.9	-30.6	-15.4%
Technical Result	**319.4**	**278.6**	**14.6%**
Net fin'l. income and other non-technical income and expenses	292.0	252.4	15.7%
Result of Non-life business	**611.4**	**531.0**	**15.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,643.8	1,375.5	19.5%
Premiums earned, net of ceded and retroceded reinsurance	1,552.6	1,262.1	23.0%
Net claims incurred and variation in other technical reserves	-1,585.4	-1,269.3	24.9%
Operating expenses, net of reinsurance	-235.5	-203.2	15.9%
Other technical income and expenses	-3.8	-5.9	-35.6%
Technical Result	**-272.1**	**-216.3**	**25.8%**
Net fin'l income and other non-technical income and expenses	450.0	296.2	51.9%
Unrealised gains and losses in Unit-Linked products	-22.7	6.3	—
Result of Life business	**155.0**	**86.2**	**79.8%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	287.0	233.4	23.0%
Operating expenses	-318.0	-201.2	58.1%
Other revenues and expenses	51.7	-1.6	—
Results from other business activities	**20.7**	**30.6**	**-32.4%**
Result before tax and minority interests	**787.1**	**647.8**	**21.5%**
Taxes	-211.6	-196.7	7.6%
Result after tax	**575.5**	**451.1**	**27.6%**
Result after tax from discontinued operations	1.0	0.0	—
Result for the year	**576.5**	**451.1**	**27.8%**
Result attributable to minority shareholders	-47.1	-115.5	-59.2%
Result attributable to the controlling Company	**529.4**	**335.6**	**57.7%**

Figures in million Euros

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	**Contribution to consolidated result 6M 2008**	Contribution to consolidated result 6M 2007
INSURANCE ACTIVITIES				
MOTOR[1]	149.6		**149.6**	141.5
LIFE AND SAVINGS[2]	89.0	-1.9	**87.1**	32.8
GENERAL INSURANCE	80.9		**80.9**	34.8
COMMERCIAL INSURANCE	63.0		**63.0**	27.7
HEALTH	22.1		**22.1**	5.0
AGRICULTURAL & LIVESTOCK	7.2		**7.2**	4.2
OTHER ACTIVITIES				
MAPFRE INMUEBLES	-20.1		**-20.1**	1.5
MAPFRE QUAVITAE	-0.7	0.3	**-0.4**	0.1
BANCO DE S.F. CAJA MADRID - MAPFRE			**3.1**	2.2
Other companies and consolidation adjustments				-1.4
COMPANIES OPERATING MAINLY IN SPAIN			**392.5**	248.4
MAPFRE AMÉRICA	44.3	-4.8	**39.5**	35.1
MAPFRE AMÉRICA VIDA	7.2	-0.9	**6.3**	4.1
MAPFRE RE	54.6	-4.6	**50.0**	43.2
ASSISTANCE OPERATING UNIT	7.4		**7.4**	3.8
INTERNATIONAL OP. UNIT[3]	27.7	-3.4	**24.3**	5.1
COMPANIES OPERATING MAINLY ABROAD			**127.5**	91.3
Other companies and consolidation adjustments			**9.4**	-4.1
MAPFRE S.A.[1]			**529.4**	335.6

Figures in million euros

1) The 2008 figures for MAPFRE AUTOMÓVILES include the items corresponding to the former MVA and MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands.

2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES.

3) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

EQUITY

The net consolidated equity stood at €5,581.7 million, compared to €5,297.3 million as at 30.6.2007. Of said amount, €763 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.80 at the end of the first half of 2008 (€1.81 as at 30.6.2007).

The variation in net equity during the year is shown in the following table:

	2008	2007
BALANCE AS AT PRIOR YEAR END	**5,614.4**	**5,054.3**
Additions and deductions accounted for directly in equity		
Investments available for sale	-754.9	-507.2
Translation adjustments	-137.6	20.3
Shadow accounting	407.5	407.6
TOTAL	-485.0	-79.4
Result for the period	576.5	451.1
Distribution of previous year's result	-203.1	-131.8
Interim dividend for the year	---	---
Other items	78.9	3.1
BALANCE AS AT 30/06	**5,581.7**	**5,297.3**

Figures in million euros

The variation in the consolidated equity during the first half reflects:

- A decrease in the market value of investments, due to the volatility in the financial markets, reflected in items "Investments available for sale" and "Shadow accounting". Decrease in the market value of investments, due to the volatility in the financial markets, reflected in items "Deductions from investments available for sale" and "Additions for shadow accounting"
- The increase in negative translation adjustments, caused primarily by the depreciation of the US Dollar, of some Latin American currencies and of the Turkish Lira.
- Accumulated result.
- Payment of dividends.
- Capital increases carried out by the parent company and its subsidiaries, net of goodwill, and the reduction in minority interests, which are included in "Other items".

ACQUISITIONS, PROJECTS AND DISPOSALS

During the first half of the year, the following operations were carried out:

Acquisitions and disposals linked to the process aimed at defining the new structure of the alliance with CAJA MADRID

- Undertaken by the Group's parent company:
  - Acquisition of a shareholding in MAPFRE – CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS through the payment of €464.3 million.
  - Sale to CORPORACIÓN FINANCIERA CAJA MADRID of the holdings in GESMADRID, CAJA MADRID BOLSA and CAJA MADRID PENSIONES, for a price of €114.4 million.

- Undertaken by MAPFRE VIDA:
  - Sale to CORPORACIÓN FINANCIERA CAJA MADRID of a shareholding in GESMUSINI SERVICIOS (which will change its name to MAPFRE – CAJA MADRID VIDA) for a price of €33.2 million. Subsequently, this subsidiary has carried out a capital increase of €222.6 million, which was wholly subscribed by CORPORACIÓN FINANCIERA CAJA MADRID

Acquisitions and disposals carried out by subsidiaries

MAPFRE INTERNACIONAL has acquired the entire share capital of the insurance group THE COMMERCE GROUP, INC. (USA), for a total consideration of USD 2,211 million. The cost of the investment on the Balance Sheet amounts to €1,513.4 million.

MAPFRE AMERICA has acquired an 18.3% shareholding in its subsidiary MAPFRE DOMINICANA for €2.5 million, thereby increasing its shareholding in this company to 99.9%.

DIRECT INVESTMENTS CARRIED OUT BY THE PARENT COMPANY

Overall, the net amount of the investments made by holding company MAPFRE S.A. totalled €1,674.6 million, as shown in the following table:

Company	Investments
MAPFRE – CAJA MADRID HOLDING	464.3
CAJA MADRID BOLSA, CAJA MADRID PENSIONES, GESMADRID	(114.4)
MAPFRE INTERNACIONAL	1,323.9
Other	0.8
TOTAL	1,674.6

Funding

The investments detailed above were paid for with available excess cash and with the drawdown of syndicated loans.

EVENTS OCCURRED AFTER THE CLOSE OF THE FIRST HALF 2008

On 21st July 2008, having been granted of the required authorisations by the relevant the Regulatory Authorities, MAPFRE and CAJA DUERO finalised the agreement to jointly develop, sell and distribute Life Assurance and Pension Funds through the said savings bank's network. According to this agreement, CAJA DUERO and MAPFRE will each own a 50% shareholding in Unión Duero Vida and Duero Pensiones, valuing the total transaction at €130 million.

HUMAN RESOURCES

The number of employees at the end of the first half of the year and its breakdown by line of business is shown in the following table:

	6M 2008	6M 2007	Var.
Insurance companies	24,166	20,175	19.8%
Other businesses	9,428	9,789	-3.7%
TOTAL	33,594	29,964	12.1%

At the end of the first half 2008, there were 16,519 employees in Spain and 17,075 abroad (16,708 and 13,256, respectively, as at 30.6.2007).

ENVIRONMENTAL ISSUES

The Group companies do not have any environmental related item that might be significant or specifically included in the present management report.

MAIN RISKS AND UNCERTAINTIES FOR THE SECOND HALF OF THE YEAR

The business activities of MAPFRE are exposed to the uncertainty and risk factors that may affect in general terms the results and equity of the companies that operate in the market in the same business segments (basically, insurance and reinsurance).

Nevertheless, the Group is reasonably protected against said risks through a consistent strategic approach based on:

- A rigorous technical approach to the underwriting of risks and the handling of claims, together with a level of expenses below market average.

- A conservative investment management policy.

- A reasonable level of indebtedness that does not entail liquidity or refinancing issues in adverse conditions.

Within this framework, the main uncertainties for the coming second half are derived from the negative economic environment in the main countries in which the Group carries out its business activities. More specifically:

- Potential increases in salaries and claims costs arising from higher rates of inflation, which in Motor insurance are compensated by the decrease in claims frequency brought about by the lower degree of vehicle usage.

- Higher loss ratios in Credit and Surety lines, which contributed 1.1 of the total Group revenues.

- Decreases in the value of the assets that comprise the investment portfolio, due to higher interest rates and to the fall in stock prices.

- A fall in the sales of real estate developed by MAPFRE INMUEBLES, which in 2007 contributed 2.2% of the Group's result.

The Board of Directors deems that MAPFRE is well prepared to face these situations and is adopting the appropriate measures to reduce their consequences as much as possible. The accounts for the first half reflect appropriately the impact of these risks.

First half 2008 results

Financial supplement

23rd July 2008



MAPFRE 75 YEARS

Nº 2008 - 18

Operating Companies and Units
Key figures

MAPFRE FAMILIAR - Motor Insurance(1)

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**1,317.0**	1,250.8	5.3%
Net premiums earned	**1,245.2**	1,189.4	4.7%
Underwriting result	**117.0**	111.7	4.7%
Net financial income	**85.7**	78.9	8.6%
Other business activities	**4.0**	0.9	—
Other non-technical results	**4.3**	12.1	-64.5%
Gross result(1)	**210.9**	203.6	3.6%
Net result	**149.6**	141.5	5.7%
Investments	**2,612.2**	2,517.6	3.8%
Technical reserves	**2,626.5**	2,518.4	4.3%
Equity	**835.3**	964.6	-13.4%
Non-life loss ratio(2)	**76.4%**	75.6%	
Non-life expense ratio(2)	**14.2%**	15.0%	
Non-life combined ratio(2)	**90.6%**	90.6%	
ROE	**36.0%**	35.5%	

1) The 2008 figures for MAPFRE AUTOMÓVILES includes the items corresponding to the former MVA
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE FAMILIAR - General Insurance

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**707.9**	664.5	6.5%
- Burial insurance	**219.0**	215.5	1.6%
- Other business lines	**488.9**	449.0	8.9%
Net premiums earned	**532.3**	500.3	6.4%
Underwriting result	**81.4**	64.8	25.6%
Net financial income	**27.4**	32.9	-16.7%
Other business activities	**1.3**	0.0	—
Other non-technical results	**6.0**	3.1	93.5%
Gross result (1)	**116.1**	100.8	15.2%
Net result	**80.9**	68.2	18.6%
Investments	**1,207.1**	1,140.8	5.8%
Technical reserves	**1,378.9**	1,284.9	7.3%
Shareholders' equity	**324.1**	300.3	7.9%
Non-life loss ratio(2)	**61.2%**	62.3%	
Non-life expense ratio(2)	**23.3%**	24.5%	
Non-life combined ratio(2)	**84.5%**	86.8%	
ROE	**51.4%**	44.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

MAPFRE AGROPECUARIA

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**129.6**	121.4	6.8%
Net premiums earned	**112.3**	99.4	13.0%
Underwriting result	**6.0**	2.5	140.0%
Net financial income	**5.1**	4.8	6.3%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.9**	-1.1	-18.2%
Gross result [1]	**10.2**	6.3	61.9%
Net result	**7.2**	4.2	71.4%
Investments	**186.7**	199.3	-6.3%
Technical reserves	**188.7**	169.6	11.3%
Shareholders' equity	**117.4**	116.8	0.5%
Non-life loss ratio[2]	**73.7%**	77.5%	
Non-life expense ratio[2]	**21.0%**	20.0%	
Non-life combined ratio[2]	**94.7%**	97.5%	
ROE	**15.7%**	18.7%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE FAMILIAR - Health

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**466.2**	425.7	9.5%
- Agency network[1]	**439.7**	401.9	9.4%
- Bank network	**26.5**	23.8	11.3%
Net premiums earned	**230.9**	210.3	9.8%
Underwriting result	**10.8**	12.3	-12.2%
Net financial income	**21.6**	5.9	—
Other business activities	**-3.1**	-3.8	-18.4%
Other non-technical results	**-0.3**	0.2	—
Gross result [2]	**29.0**	14.6	98.6%
Net result	**22.1**	9.8	125.5%
Investments	**165.4**	75.6	118.8%
Technical reserves	**326.6**	298.9	9.3%
Shareholders' equity	**140.6**	128.1	9.8%
Non-life loss ratio[3]	**76.9%**	77.6%	
Non-life expense ratio[3]	**18.4%**	16.6%	
Non-life combined ratio[3]	**95.3%**	94.2%	
ROE	**23.0%**	16.9%	

1) Includes brokers
2) Before taxes and minority interests
3) Ratio as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE | 75 YEARS

MAPFRE EMPRESAS

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**823.4**	750.3	9.7%
- Industrial business	**381.5**	345.2	10.5%
- Global Risks	**354.4**	332.2	6.7%
- Credit and Surety business	**87.5**	72.9	20.0%
Net premiums earned	**293.1**	261.2	12.2%
Underwriting result	**57.9**	55.4	4.5%
Net financial income	**29.8**	26.0	14.6%
Other business activities	**-2.1**	-2.4	-12.5%
Other non-technical results	**5.7**	1.6	—
Gross result (1)	**91.3**	80.6	13.3%
Net result	**63.0**	54.4	15.8%
Investments	**1,467.0**	1,226.8	19.6%
Technical reserves	**2,714.8**	2,409.3	12.7%
Shareholders' equity	**396.6**	361.2	9.8%
Non-life loss ratio(2)	**62.8%**	62.7%	
Non-life expense ratio(2)	**17.5%**	16.1%	
Non-life combined ratio(2)	**80.3%**	78.8%	
ROE	**25.1%**	28.7%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE VIDA

	6M 2008	6M 2007	% 08/07
Technical Reserves Spanish GAAP	**15,083.1**	14,964.0	0.8%
IFRS adjustments	**-124.2**	487.9	-125.5%
Technical Reserves IFRS	**14,958.9**	15,451.9	-3.2%
Mutual Funds and managed portfolios	**3,426.0**	4,083.0	-16.1%
Pension Funds	**2,944.8**	2,722.2	8.2%
Third-party funds under management			
IFRS	**21,329.7**	22,257.1	-4.2%
Spanish GAAP	**21,453.9**	21,769.2	-1.4%
Gross written and accepted premiums	**1,249.2**	983.5	27.0%
Net premiums earned	**1,176.9**	912.9	28.9%
Underwriting and financial result	**107.4**	64.2	67.3%
Other business activities	**36.1**	30.2	19.5%
Other non technical results	**0.0**	0.0	—
Gross result (1)	**143.4**	94.4	51.9%
Net result	**89.0**	64.3	38.4%
Investments	**15,982.0**	16,440.0	-2.8%
Shareholders' equity	**1,050.0**	754.0	39.3%
Expense Ratio(2)	**1.0%**	0.9%	
ROE	**19.1%**	22.3%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management (annualised ratio)

Million Euros

Operating Companies and Units
Key figures

INTERNATIONAL OP. UNIT (1)

	6M 2008	6M 2007	% 08/07
Gross written and accepted premium	**328.7**	101.7	—
Net premiums earned	**240.1**	70.8	—
Underwriting result	**-4.1**	-3.7	—
Net financial income	**38.2**	11.7	—
Other business activities	**3.4**	0.1	—
Other non-technical results	**1.6**	-0.1	—
Gross result(2)	**39.1**	8.0	—
Net result	**27.7**	5.1	—
Investments	**2,417.5**	426.4	—
Technical reserves	**1,824.0**	371.2	—
Shareholders' equity	**1,546.5**	134.6	—
Non-life loss ratio(3)	**73.9%**	69.8%	
Non-life expense ratio(3)	**22.7%**	30.4%	
Non-life combined ratio(3)	**96.6%**	100.2%	
ROE	**4.8%**	—	

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to MAPFRE SEGUROS GERAIS and to the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS. They also include the items corresponding to the first half of 2008 of GENEL SIGORTA and THE COMMERCE GROUP, consolidated from 31.5.2008 onwards
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

GENEL SIGORTA(1)

	6M 2008	6M 2007(2)	% 08/07
Gross written and accepted premiums	**124.7**	107.6	15.9%
- Life	**3.9**	n.a.	—
Net premiums earned	**77.2**	79.5	—
Underwriting result	**4.2**	13.8	-69.6%
Net financial income	**25.0**	18.3	36.6%
Other business activities	**0.0**	0.0	—
Other non-technical results	**1.0**	-12.9	-107.8%
Gross result(3)	**30.2**	19.2	57.3%
Net result	**24.4**	15.8	54.4%
Investments	**363.5**	183.2	98.4%
Technical reserves	**256.3**	165.7	54.7%
Shareholders' Equity	**230.5**	269.2	-14.4%
Non-life loss ratio(4)	**81.6%**	n.a.	
Non-life expense ratio(4)	**13.4%**	n.a.	
Non-life combined ratio(4)	**95.0%**	n.a.	
ROE	—	—	

1) Company consolidated from 30.9.2007 onwards. Figures for 6M2007 (included purely for comparison purposes) are translated at the same exchange rate as for 6M2008 (TRY/EUR= 0.525551)
2) Previous local GAAP
3) Before taxes and minority interests
4) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

THE COMMERCE GROUP(1)

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**639.1**	673.2	-5.1%
Net premiums earned	**566.3**	586.6	-3.5%
Underwriting result	**20.3**	30.0	—
Net financial income	**18.3**	76.1	-76.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-5.5**	0.0	—
Gross result(2)	**33.1**	106.1	-68.8%
Net result	**21.8**	75.0	-70.9%
Investments	**1,554.7**	1,829.6	-15.0%
Technical reserves	**1,215.5**	1,305.9	-6.9%
Shareholders' Equity	**808.0**	935.6	-13.6%
Non-life loss ratio(3)	**67.6%**	66.7%	
Non-life expense ratio(3)	**28.8%**	28.2%	
Non-life combined ratio(3)	**96.4%**	94.9%	
ROE	**8.0%**	16.4%	

1) Company consolidated from 31.5.2008 onwards. Figures for 6M2007 (included purely for comparison purposes) are translated at the same exchange rate as for 6M2008 (USD/EUR= 0.647537)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE RE

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**860.5**	780.3	10.3%
- of which Life premiums	**68.0**	64.0	6.3%
Net premiums earned	**572.3**	492.3	16.3%
Underwriting result	**45.4**	39.5	14.9%
Net financial income	**33.7**	32.7	3.1%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.8**	-2.1	-14.3%
Gross result (1)	**77.3**	70.1	10.3%
Net result	**54.6**	49.1	11.2%
Investments	**1,976.0**	1,829.9	8.0%
Technical reserves	**1,855.0**	1,727.1	7.4%
Shareholders' equity	**733.4**	677.9	8.2%
Non-life loss ratio(2)	**64.0%**	60.9%	
Non-life expense ratio(2)	**28.6%**	31.3%	
Non-life combined ratio(2)	**92.6%**	92.2%	
ROE	**13.2%**	12.7%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

MAPFRE ASISTENCIA

	6M 2008	6M 2007	% 07/06
Operating income	**231.7**	219.1	5.8%
- Gross written and accepted premiums	**170.8**	154.8	10.3%
- Other income	**60.9**	64.3	-5.3%
Net premiums earned	**133.9**	125.8	6.4%
Underwriting result	**11.0**	9.6	14.6%
Net financial income	**-0.4**	0.4	-200.0%
Other business activities	**-1.6**	-3.1	-48.4%
Other non-technical results	**0.0**	-0.9	-100.0%
Gross result (1)	**9.1**	6.0	51.7%
Net result	**7.4**	3.8	94.7%
Investments	**46.8**	53.0	-11.7%
Technical reserves	**211.5**	178.0	18.8%
Shareholders' equity	**119.8**	109.2	9.7%
Non-life loss ratio(2)	**66.9%**	68.7%	
Non-life expense ratio(2)	**24.8%**	23.6%	
Non-life combined ratio(2)	**91.7%**	92.3%	
ROE	**9.8%**	10.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

AMÉRICA OPERATING UNIT

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	**1,686.6**	1,462.7	15.3%
Net premiums earned	**1,257.4**	1,122.2	12.0%
Underwriting and financial result	**91.1**	67.9	34.2%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-6.5**	-2.9	124.1%
Gross result (1)	**84.6**	65.0	30.2%
Net result	**51.5**	44.1	16.8%
Investments	**2,482.1**	2,242.7	10.7%
Technical reserves	**2,887.4**	2,138.1	35.0%
Shareholders' equity	**1,169.7**	1,126.2	3.9%
Non-life loss ratio(2)	**66.7%**	66.3%	
Non-life expense ratio(2)	**36.0%**	35.4%	
Non-life combined ratio(2)	**102.7%**	101.7%	
ROE	**9.3%**	9.8%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

MAPFRE AMÉRICA

	6M 2008	6M 2007	% 07/06
Gross written and accepted premium	**1,445.5**	1,219.3	18.6%
Net premiums earned	**1,021.7**	884.9	15.5%
Underwriting result	**-2.3**	-8.1	71.6%
Net financial income	**84.0**	67.3	24.8%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-6.7**	-3.0	123.3%
Gross result [1]	**75.0**	56.2	33.5%
Net result	**44.3**	39.4	12.4%
Investments	**1,769.8**	1,627.0	8.8%
Technical reserves	**2,253.0**	1,613.0	39.7%
Shareholders' equity	**981.0**	950.8	3.2%
Non-life loss ratio[2]	**66.7%**	66.3%	
Non-life expense ratio[2]	**36.0%**	35.4%	
Non-life combined ratio[2]	**102.7%**	101.7%	
ROE	**9.6%**	9.8%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE AMÉRICA VIDA

	6M 2008	6M 2007	% 07/06
Gross written and accepted premium	**241.1**	243.4	-0.9%
Net premiums earned	**235.7**	237.3	-0.7%
Underwriting and financial result	**9.4**	8.7	8.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.2**	0.1	100.0%
Gross result [1]	**9.6**	8.8	9.1%
Net result	**7.2**	4.7	53.2%
Investments	**712.3**	615.7	15.7%
Technical reserves	**634.4**	525.1	20.8%
Shareholders' equity	**188.7**	175.4	7.6%
ROE	**8.0%**	9.8%	

1) Before taxes and minority interests

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	6M 2008	6M 2007	% 08/07
Net interest income	**64.5**	50.8	27.0%
Ordinary revenues	**65.0**	53.0	22.6%
Operating profits	**36.5**	30.7	18.9%
Provisions	**-25.2**	-23.0	9.6%
Gross result[1]	**12.0**	7.8	53.8%
Net result	**6.4**	4.5	42.2%
Lending portfolio (net)	**6,608.2**	5,198.8	27.1%
Shareholders' equity	**460.5**	378.0	21.8%
Cost/income ratio[2]	**42.2%**	42.5%	
NPL ratio	**2.8%**	2.1%	
Coverage ratio	**75.2%**	113.5%	
BIS ratio	**8.6%**	8.7%	

1) Before taxes and minority interests
2) Operating expenses/ Operating revenues

MAPFRE INMUEBLES

	6M 2008	6M 2007	% 08/07
Operating revenues	**37.1**	17.9	107.3%
EBIT	**-17.4**	8.8	—
Net financial income	**-11.7**	-6.7	74.6%
Gross result[1]	**-29.1**	2.1	—
Net result	**-20.1**	1.5	—
Stock	**672.8**	612.6	9.8%
Debt	**491.1**	342.1	43.6%
Shareholders' equity	**124.0**	143.3	-13.5%
Real estate units under construction	**334.0**	466.0	-28.3%
Land (buildable floor space, thousand m^2)	**536.1**	551.9	-2.9%
Floor space - under construction (thousand m^2)	**51.7**	51.9	-0.4%
ROE	—	2.8%	

1) Before taxes and minority interests

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

MAPFRE QUAVITAE (1)

	6M 2008	6M 2007	% 08/07
Operating revenues	**61.7**	59.3	4.0%
EBIT	**0.5**	1.8	-72.2%
Total financial income	**-1.3**	-1.1	18.2%
Gross result(2)	**-0.8**	0.7	—
Net result	**-0.7**	0.2	—
Financial debt	**52.9**	52.3	1.1%
Shareholders' equity	**47.9**	48.6	-1.4%
Residential centres	**19**	20	-5.0%
Residential places	**3,153**	3,372	-6.5%
Day-centres	**27**	28	-3.6%
Day-centres places	**1,174**	1,179	-0.4%
Teleassistance users	**20,190**	60,522	-66.6%
Home assistance users	**13,041**	11,308	15.3%

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE, S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

European Embedded Value 2007

23rd July 2008



MAPFRE 75 YEARS

Nº 2008 – 12

- **European Embedded Value analysis**
- Watson Wyatt certification
- Methodological appendix
- Statistical appendix
- Glossary

Executive summary

A favourable performance in a more volatile environment

Value of In-force Business (VIF)	1,324.9	+26.3%
European Embedded Value (EEV[1])	1,939.3	+23.2%
Return on Embedded Value (RoEV)	7.1%	-19.0p.p
Value added by new business	156.4	+17.8%
New business margin	4.2%	-0.6p.p

Million euros

These results reflect mainly:

- The gearing of sales towards products with shorter maturities.
- Alignment of the cost of capital methodology with the market practices.
- The inclusion into the scope of consolidation of BANKINTER VIDA, CCM VIDA y PENSIONES and the life assurance operations of MAPFRE VERACRUZ.

Watson Wyatt has acted as advisor in the preparation of the figures shown herein and has also verified their compliance with the EEVP[2].

1) "European Embedded Value Principles" ("EEVP"). Aggregate EEV for the different units, with no adjustment for minority interests.
2) As per the certification letters contained in the Appendix.

EEV components

MAPFRE 75 YEARS

ANAV	Adjusted Net Asset Value.
+ PVIF	Present value of the in-force business, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve.
− TVFOGs	Time value of embedded financial options and guarantees.
− CoC	Cost of capital.
= European Embedded Value	

EEV components and their variation in 2007



2006 EEV
2007 EEV(1)
525.2
1,245.2
(111.3)
(84.9)
1,574.2
614.3
89.1
525.2
1,637.9
392.7
1,245.2
(91.5)
(111.3)
(202.8)
(25.2)
(84.9)
(110.1)
1,939.3
2006 ANAV
PVIF
CoC
TVFOGs
2006EEV
2007 ANAV
PVIFs
CoC
TVFOGs
2007 EEV
2006 & 2007 EEV
2006 figures
Change in 2007

Million euros

1) 100% of the aggregate EEV for the covered businesses, with no adjustment for their respective minority interests, additional information on which is provided on slides 7 and 38 of this document.

Breakdown of 2007 EEV(1)

MAPFRE 75 YEARS

By business line

	€ mill.	%	Var. %
Adjusted Net Asset Value[2]	**614.3**	**31.7%**	**17.0%**
Net PVIF[3] - Life Assurance[4]	**1,013.6**	**52.3%**	**38.5%**
- PVIF	1,201.9	62.0%	43.7%
- CoC	(188.2)	-9.7%	80.3%
Net PVIF[3] - Investment Funds	**204.8**	**10.6%**	**-3.0%**
- PVIF	208.2	10.7%	-2.4%
- CoC	(3.4)	-0.2%	58.5%
Net PVIF[3] - Pension Funds	**216.6**	**11.2%**	**13.4%**
- PVIF	227.8	11.7%	16.4%
- CoC	(11.2)	-0.6%	136.7%
TVFOGs	**(110.1)**	**-5.7%**	**29.8%**
EEV 2007	**1,939.3**	**100.0%**	**23.2%**
Initial capital used to calculate the CoC[5]	**755.7**	—	**-35.7%**

2006: 1,174.5

By distribution channel

	€ mill.	%	Var. %
Adjusted Net Asset Value	**614.3**	**31.7%**	**17.0%**
Net PVIF - Spanish agents' channel	**949.3**	**48.9%**	—
- PVIF	1,076.7	55.5%	—
- CoC	(127.5)	-6.6%	—
Net PVIF - Caja Madrid channel	**186.6**	**9.6%**	—
- PVIF	245.6	12.7%	—
- CoC	(59.1)	-3.0%	—
Net PVIF - other Spanish bancassurance channels	**175.3**	**9.0%**	—
- PVIF	185.6	9.6%	—
- CoC	(10.3)	-0.5%	—
Net PVIF - MAPFRE VERACRUZ VIDA	**123.9**	**6.4%**	—
- PVIF	129.9	6.7%	—
- CoC	(6.0)	-0.3%	—
TVFOGs	**(110.1)**	**-5.7%**	**29.8%**
EEV 2007	**1,939.3**	**100.0%**	**23.2%**
Initial capital used to calculate the CoC[4]	**755.7**	—	**-35.7%**

1) The EEV of MAPFRE VIDA was calculated by Consultora MAPFRE VIDA and certified by Watson Wyatt; the EEV of the rest of the units has been calculated by Watson Wyatt. The certification letters are shown in the Appendix. Aggregate figures with no adjustment for minority interests (see pages 7 and 38).
2) Adjusted Net Asset value = MAPFRE VIDA proforma + MAPFRE VERACRUZ.
3) PVIF = Present Value of In-Force business, calculated using a risk-free rate.
4) Includes the in-force values of the Life assurance and Accidental Death insurance businesses.
5) Calculations based on an amount of capital equal to 100% of the required minimum as at 31/12/2007 (197% as at 31/12/2006, when only MAPFRE VIDA and its subsidiaries were considered and the CoC was €111.3 million; if the minimum required capital had been used, the CoC would have been €56.5 million).

Minority interests in 2007 PVIF

MAPFRE 75 YEARS

Breakdown of MAPFRE's 2007 PVIF



1,435.1
(110.1)
1,324.9
(631.2)
693.8
Consolidated PVIF pre-TVFOGs
TVFOGs
Consolidated PVIF post-TVFOGs
Minority interests
PVIF Attributable to MAPFRE S.A.

Million euros

Value added in 2007 (aggregate figures)

Embedded Value Earnings



1,574.2
(55.5)
11.7
93.3
102.5
(20.6)
(19.5)
RoEV(1) = 7.05%
112.0
(2.8)
255.8
53.9(3)
1,939.3
2006 EEV
Changes in model
Changes in assumptions
Expected return
Value added by new business
Experience variance from assumptions
Change in TVFOGs
Dividends paid and other items(2)
Additions
2007 EEV

Million euros

1) Return on Embedded Value = value added in the year / Embedded Value at the close of the previous year.
2) Includes donation to Fundación MAPFRE VIDA.
3) Value added by new business from the entities added.

Analysis of the main variations in EEV

- The increase in the value of in-force business reflects primarily the following:

Change	Description	Impact
Additions	The EEV of MAPFRE VERACRUZ VIDA, BANKINTER VIDA and CCM VIDA y PENSIONES was included in the covered business.	+255.8
Model changes	The cost of capital (CoC) calculation methodology has been aligned with market practices, applying a fixed charge of 4% to an amount of capital equal to 100% of the minimum required solvency margin. This has translated into a €63.6 million increase in the CoC, that has been partly compensated for by other positive changes of lesser importance for €8.1 million.	-55.5
Financial assumptions	Market volatility has significantly increased the cost of the embedded options.	-19.5

Million euros

Value added by new business

Added value evolution



4.8%
4.2%
132.8
156.4
2006
2007
Value added by new business (€ million)
Margin over PVNBI (%)

Added value breakdown in 2007



By product
17.1%
24.5%
12.2%
46.2%
Life assurance – agents' channel
Life assurance – bank channel
Mutual funds
Pension funds
By distribution channel
6.5%
27.9%
46.3%
19.3%
Spain – agents' channel
Spain –Other bank channels
Spain – Caja Madrid channel
MAPFRE VERACRUZ VIDA

Analysis of the main variations in the value added by new business

- The increase in the value added by new business reflects:

1	The inclusion into the scope of consolidation of BANKINTER VIDA, CCM VIDA y PENSIONES and MAPFRE VERACRUZ VIDA.	△
2	The gearing of sales towards products with shorter maturities.	▽
3	The impact of the change in the CoC calculation methodology.	▽
4	The increase in the discount rate.	▽
5	The increase in acquisition expenses.	▽

Sensitivity analysis of the value of in-force(1)

MAPFRE 75 YEARS


Variation in PVIF
€ million
Resulting Value
Base scenario: €1,324.9 million
100bp increase in interest rates
-65.9
1,259.0
10% decrease in the value of stocks and real estate
-35.5
1,289.4
10% decrease in expenses
27.2
1,352.1
10% decrease in the lapse rate
87.1
1,412.0
5% decrease in mortality and morbidity
5.8
1,330.7

1) PVIF - TVFOGs – CoC

Sensitivity analysis of the value added by new business

MAPFRE 75 YEARS



Variation in the value added by new business
€ million
Resulting Value
Base scenario: €156.4 million
100bp increase in interest rates
-7.2
149.2
10% decrease in the value of stocks and real estate
-0.2
156.2
10% decrease in expenses
4.7
161.1
10% decrease in the lapse rate
20.3
176.7
5% decrease in mortality and morbidity
5.9
162.3

- European Embedded Value analysis
- **Watson Wyatt certification**
- Methodological appendix
- Statistical appendix
- Glossary

10 July 2008

The Directors
Mapfre, S.A.
Carretera de Pozuelo 52
Edificio 1
28220 Majadahonda (Madrid)

Dear Sirs,

Letter of certification - Embedded value of Mapfre Vida as at 31 December 2007

1 Mapfre, S.A. has appointed Watson Wyatt Insurance Consulting, S.A. ("Watson Wyatt") to provide an actuarial certification on the calculation of the embedded value ("EV") as at 31 December 2007 of Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") and its subsidiaries. The EV results have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

Scope

2 The scope of our work has been to report on the calculation as at 31 December 2007 on an EEV Principles basis of the following components:

a. The adjusted consolidated net assets of:

- Mapfre Vida;

and its share in subsidiaries:

- Mapfre Inversión S.V., S.A., consisting of Mapfre Inversión Dos, S.G.I.I.C., S.A. and Mapfre Vida Pensiones, E.G.F.P., S.A. ("Mapfre Inversión y Pensiones"); and
- Bankinter Seguros de Vida, SA de Seguros y Reaseguros ("Bankinter Vida").

b. The value of in-force business of Mapfre Vida and Mapfre Inversión y Pensiones. The covered business includes the life insurance, accidental death, mutual fund and pension fund business. The value of in-force business reported in this letter does not include the business of Bankinter Vida.

3 The adjusted consolidated net shareholders' assets as well as the value of 100% of the in-force business of Mapfre Vida and Mapfre Inversión y Pensiones has been calculated by Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida"). Watson Wyatt has carried out a review of these values of Mapfre Vida and Mapfre Inversión y Pensiones with respect to the following:

- The methodology used to calculate the adjusted consolidated net shareholders' assets and its validation against the information in the annual accounts.
- The methodology used to calculate the value of in-force business. This included reasonableness checks to product level projections and reviewing the validation of the modelling against the accounts and liability schedules.
- The bases and assumptions used to calculate the value of in-force business. In addition, sample checks that the assumptions have been applied correctly and reasonableness tests have been carried out, including reasonableness checks on the results of the sensitivities of the EV and value of new business to changes in assumptions.
- The methodology used to analyse the change in value of in-force business over the year including the split of embedded value earnings into its various components.

4 For the purpose of carrying out our work, we have been provided with calculations carried out by Consultora Mapfre Vida and with supporting data. The assumptions on which the calculations have been based have been discussed with Consultora Mapfre Vida and are based upon information provided by them.

5 We have relied upon the accuracy and completeness, without any independent verification, of the supporting information we have been provided with during the course of our work, although we have reviewed it for reasonableness and consistency.

6 Our work and this letter are subject to the reliances and limitations contained in paragraphs 16 to 20 of this letter. The work is based on information received up to and including 6 June 2008.

Embedded value at 31 December 2007

7 On the assumptions made, the embedded value of 100% of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida and its subsidiaries, excluding the value of in-force business of Bankinter Vida, as at 31 December 2007 is:

Table 1: Embedded value as at 31 December 2006 and 2007 (thousand euros)

	2006	2007
Adjusted consolidated net assets	525,215	450,499
Value of in-force business[1]	1,049,011	1,031,474
Embedded value	1,574,226	1,481,973

(1) Excluding the business of Bankinter Vida.

8 The values shown in Table 1 assume taxation on future statutory profits of 32.5% in 2007 and 30.0% from 2008. These values are net of the annual cost of holding a level of capital which in the 2007 valuation has been assumed equal to 4% of 100% of the minimum legal requirement and in the 2006 valuation was assumed equal to the cost of double taxation on 197% of the minimum legal requirement. Table 3 shows the impact of this change in the methodology of cost of capital valuation under item "Changes in the model".

9 The adjusted consolidated net assets shown in Table 1 are equal to the consolidated statutory net assets of Mapfre Vida and its subsidiaries, adjusted by taking into account the market value of assets and by deducting unamortised acquisition expenses, goodwill, donations and dividends not considered in the statutory net assets, all after tax. In the 2007 valuation, the goodwill deduction includes the goodwill generated by the acquisition of 50% of Bankinter Vida.

Watson Wyatt Worldwide

2

Watson Wyatt Worldwide

Embedded value earnings in 2007

10 Embedded value earnings are defined as the change in embedded value during the year, including dividends paid, and provide a measure of the economic performance during the year.

11 Table 2 shows the embedded value earnings of Mapfre Vida and its subsidiaries in 2007.

Table 2: Embedded value earnings in 2007

	2007
Change in embedded value	(92,252)
Dividends paid and donations	2,778
Effect of the acquisition of 50% of Bankinter Vida(1)	201,489
Embedded value earnings	112,015

(1) Increase in goodwill produced by the acquisition of 50% of Bankinter Vida in year 2007.

12 The embedded value earnings shown in Table 2 above were analyzed as follows:

Table 3: Analysis of embedded value earnings in 2007 (thousand euros)

	2007
Changes in the model(1)	(55,478)
Changes in assumptions	11,700
Expected return	93,294
Value added by new business(2)	102,546
Experience variance from assumptions	(20,574)
Changes in the TVFOGs	(19,473)
Embedded value earnings	112,015

(1) The main change in the model is the change in the methodology of the cost of capital calculation.

(2) Value at the end of year 2007.

Assumptions

13 The principal assumptions used in the calculation of the embedded values are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on Euroswap yields at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold.
- For the 2007 valuation, the cost of capital has been calculated assuming an annual cost equal to 4% of 100% of the minimum legal requirement and for the 2006 valuation it was calculated assuming an annual cost of double taxation on 197% of the minimum legal requirement.
- To derive the expense assumptions used in the 2007 calculation, actual management expenses in 2007 assigned to the life insurance, accidental death, mutual fund and pension fund business, with the exception of non-recurrent expenses, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business. The expense assumptions used in the 2006 calculation were derived in the same manner, using 2006 actual management expenses.

3

Watson Wyatt Worldwide

- Maintenance expenses, expressed in euros per policy, have been assumed to increase at 2,5% per annum in the 2007 and 2006 embedded value calculations.
- Salesforce commissions have been assumed to continue in the future at the scales existing at each respective valuation date.
- Life policyholder profit participation rates and product charges, as well as mutual fund and pension fund commission rates, have been assumed to continue in the future at the levels existing at each respective valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent operating experience and, where appropriate, on industry experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values, except for the future strengthening of the group and individual annuity and endowment mathematical reserves required to satisfy Spanish regulations.

Sensitivities

14 Consultora Mapfre Vida has prepared calculations of the sensitivity of the value of in-force business and new business contribution to various changes in assumptions. The results are summarised in Table 4.

Table 4: Summary of sensitivities (thousand euros)

	Change in the value of in-force business	Change in new business contribution
100bp increase in interest rates	(59,689)	(5,201)
10% decrease in equity and property values	(35,317)	(0,225)
10% decrease in expenses	19,958	3,206
10% decrease in the lapse rate	74,792	16,222
5% decrease in mortality and morbidity	0,327	2,811

Conclusions

15 In our opinion:

a. The methodology adopted to determine the value of in-force business complies with the EEV Principles;

b. The assumptions made in the determination of the value of in-force business comply with the EEV Principles; and

c. The presentation of the movement in the value of in-force business and the sensitivities of the value of in-force business and the new business contribution is reasonable based on Principle 12 of the EEV Principles.

4

Watson Wyatt Worldwide

Watson Wyatt certification – MAPFRE VIDA (contd.)

MAPFRE 75 YEARS

Reliances and limitations

16 In carrying out our review we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Consultora Mapfre Vida and Mapfre Vida and its subsidiaries.

17 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and mutual and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies, technical reserves, mutual and pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

18 We have not attempted to assess the suitability, quality or value of the assets of Mapfre Vida and its subsidiaries or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre Vida or its subsidiaries other than those made by policyholders or fund participants under the normal terms of insurance, mutual fund or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

19 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

20 The calculation carried out by Consultora Mapfre Vida does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas

5

Watson Wyatt Worldwide

Watson Wyatt certification – aggregate of CCM VyP and Bankinter Vida

MAPFRE 75 YEARS

10 July 2008

Mapfre, S.A.
Carretera de Pozuelo 52
Edificio I
28220 Majadahonda (Madrid)

Dear Sirs,

Letter of certification – Aggregated embedded value of Bankinter Vida and CCM Vida y Pensiones as at 31 December 2007

1 Mapfre, S.A. has appointed Watson Wyatt Worldwide ("Watson Wyatt") to calculate the aggregated embedded value ("EV") as at 31 December 2007, of 100% of the life insurance and pension fund business of Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros ("Bankinter Vida") and CCM Vida y Pensiones S.A. de Seguros y Reaseguros ("CCM Vida y Pensiones"). The EV results of each company have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

Scope

2 The scope of our work was to provide an estimate of the following components of the appraisal value of the life and pension business of Bankinter Vida and CCM Vida y Pensiones as at 31 December 2007:

- aggregated embedded value as at 31 December 2007;
- aggregated value of 2007 new business.

3 We have relied upon the accuracy of this supporting information without verification, although we have reviewed it for reasonableness and consistency.

4 Our work and this letter are subject to the reliances and limitations contained in paragraphs 11 to 15 of this letter. The work is based on information received up to and including 2 July 2008.

EV as at 31 December 2007

5 On the assumptions made, the aggregated embedded value of 100% of the life insurance and pension fund business of Bankinter Vida and CCM Vida y Pensiones as at 31 December 2007 was calculated to be:

Table 1: Embedded value as at 31 December 2007 (thousand euros)

	2007
Aggregated adjusted net assets	82,103
Aggregated value of in-force business	169,527
Embedded value	251,630

6 The values shown in Table 1 assume taxation on future statutory profits of 32.5% in 2007 and 30.0% from 2008, and are net of the cost of double taxation on a level of capital equal to 100% of the minimum legal solvency requirement for CCM Vida y Pensiones and of an annual cost of capital of 4 % of the minimum legal solvency requirement for Bankinter Vida.

7 The aggregated adjusted net assets shown in Table 1 are equal to the sum of the statutory net assets of Bankinter Vida and CCM Vida y Pensiones, adjusted by taking into account the market value of assets.

Value of 2007 new business

8 Table 2 shows the aggregated value of 2007 new business of Bankinter Vida and CCM Vida y Pensiones at the end of the year.

Table 2: Value of 2007 new business at the end of the year (thousand euros)

	2007
Value of new business	43,631

Assumptions

9 The principal assumptions used in the calculation of the embedded value and of the value of new business are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on Euroswap yields at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold.
- The cost of capital for CCM Vida y Pensiones has been calculated assuming that the level of capital held is equal to 100% of the minimum legal solvency requirement, and that the assets backing the required capital earn pre-tax investment returns based on Euroswap yields at the valuation date without any investment spreads.
- The cost of capital for Bankinter Vida has been calculated assuming an annual cost of 4% of a level of capital equal to 100% of the legal requirement.
- To derive the expense assumptions, actual 2007 management expenses assigned to the life insurance and pension fund business, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at a 2.5% per annum inflation rate.
- Salesforce commissions have been assumed to continue in the future at the scales existing at the valuation date.
- Life policyholder profit participation rates and product charges, as well as pension fund commission rates, have been assumed to continue in the future at the levels existing at the valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent Bankinter Vida and CCM Vida y Pensiones operating experience and, where appropriate, on industry experience.

2

Watson Wyatt Worldwide

- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values.

Sensitivities

10 We have performed calculations of the sensitivity of the value of in-force business and new business to various changes in assumptions. The results are summarised in Table 3.

Table 3: Summary of sensitivities (thousand euros)

	Change in the value of in-force business	Change in the value of 2007 new business
100bp increase in interest rates	(7,527)	(2,631)
10% decrease in equity and property values	(208)	0
10% decrease in maintenance expenses	5,113	782
10% decrease in the lapse rate	11,373	3,369
5% decrease in mortality and morbidity	3,441	1,074

Reliances and limitations

11 In carrying out our work we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Bankinter Vida and CCM Vida y Pensiones.

12 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, levels of in-force premiums, number of policies, technical reserves, pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

13 We have not attempted to assess the suitability, quality or value of the assets of Bankinter Vida and CCM Vida y Pensiones or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Bankinter Vida and CCM Vida y Pensiones other than those made by policyholders or fund participants under the normal terms of insurance or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

14 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

3

Watson Wyatt Worldwide

15 The calculation carried out by Watson Wyatt does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas

4

Watson Wyatt Worldwide

Watson Wyatt certification– MAPFRE VERACRUZ VIDA

08 July 2008

Mapfre, S.A.
Carretera de Pozuelo 52
Edificio 1
28220 Majadahonda (Madrid)

Dear Sirs,

Calculation of the embedded value of the life insurance and pension fund business of MAPFRE Vera Cruz Vida e Previdência S.A.

1 Mapfre, S.A. has appointed Watson Wyatt Worldwide ("Watson Wyatt") to calculate the embedded value ("EV") as at 31 December 2007, of 100% of the life insurance and pension fund business of MAPFRE Vera Cruz Vida e Previdência S.A. ("MAPFRE Vera Cruz"). The EV results have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

Scope

2 The scope of our work was to provide an estimate of the following components of the appraisal value of the life and pension business of MAPFRE Vera Cruz as at 31 December 2007:

- embedded value as at 31 December 2007;
- value of 2007 new business.

3 We have relied upon the accuracy of this supporting information without verification, although we have reviewed it for reasonableness and consistency.

4 Our work and this letter are subject to the reliances and limitations contained in paragraphs 11 to 15 of this letter. The work is based on information received up to and including 12 June 2008.

EV as at 31 December 2007

5 On the assumptions made, the embedded value of 100% of the life insurance and pension fund business of MAPFRE Vera Cruz as at 31 December 2007 was calculated to be:

Table 1: Embedded value as at 31 December 2007 (thousand euros)

	2007
Adjusted net assets	142,205
Value of in-force business	123,941
Embedded value	266,146

6 The values shown in Table 1 assume taxation on future statutory profits of 40%, and are net of an annual cost of capital of 4% of the minimum legal solvency requirement.

7 The adjusted net assets shown in Table 1 are equal to the statutory net assets of MAPFRE Vera Cruz, adjusted by taking into account the market value of assets deducting intangible assets.

Watson Wyatt Worldwide

Value of 2007 new business

8 Table 2 shows the value of 2007 new business of MAPFRE Vera Cruz at the point of sale.

Table 2: Value of 2007 new business at the point of sale (thousand euros)

	2007
Value of new business	10,200

Assumptions

9 The principal assumptions used in the calculation of the embedded value and of the value of new business are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on the swap curve of interest rates for Brazil at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold.
- The cost of capital has been calculated assuming an annual cost of 4% of a level of capital equal to 100% of the minimum legal requirement. For pension funds, a 1% on funds legal requirement was assumed.
- To derive the expense assumptions, actual 2007 management expenses assigned to the life insurance and pension fund business, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at a 4.5% per annum inflation rate.
- Salesforce commissions have been assumed to continue in the future at the scales existing at the valuation date.
- Life policyholder profit participation rates and product charges, as well as pension fund commission rates, have been assumed to continue in the future at the levels existing at the valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent MAPFRE Vera Cruz operating experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values.

2

Watson Wyatt Worldwide

Sensitivities

10 We have performed calculations of the sensitivity of the value of in-force business and new business to various changes in assumptions. The results are summarised in Table 3.

Table 3: Summary of sensitivities (thousand euros)

	Change in the value of in-force business	Change in the value of 2007 new business
100bp increase in interest rates	1,273	589
10% decrease in equity and property values	0	0
10% decrease in maintenance expenses	2,088	667
10% decrease in the lapse rate	919	725
5% decrease in mortality and morbidity	2,014	1,979

Reliances and limitations

11 In carrying out our work we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by MAPFRE Vera Cruz.

12 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, levels of in-force premiums, number of policies, technical reserves, pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

13 We have not attempted to assess the suitability, quality or value of the assets of MAPFRE Vera Cruz or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against MAPFRE Vera Cruz other than those made by policyholders or fund participants under the normal terms of insurance or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

14 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

3

Watson Wyatt Worldwide

15 The calculation carried out by Watson Wyatt does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas

4

Watson Wyatt Worldwide

MAPFRE 75 YEARS

- European Embedded Value analysis
- Watson Wyatt certification
- **Methodological appendix**
- Statistical appendix
- Glossary

Covered business

- The embedded value of was calculated for the following blocks of business:
  - Life assurance (including complementary) and accidental death insurance businesses of MAPFRE VIDA, sold through the agents channel, both in Spain and in Portugal, and through the bank channel in Spain.
  - Life assurance (including complementary), accidental death insurance and pension fund businesses of CCM VIDA Y PENSIONES and BANKINTER SEGUROS DE VIDA.
  - Mutual funds and pension funds businesses of MAPFRE INVERSIÓN S.V., S.A., MAPFRE INVERSIÓN DOS, S.G.I.I.C., S.A. and MAPFRE VIDA PENSIONES, E.G.F.P., S.A. de Seguros, S.A. ("MAPFRE INVERSIÓN Y PENSIONES").
  - Life assurance and mutual funds businesses of MAPFRE VERACRUZ.

Methodology

- The consolidated embedded value of the Life assurance, accidental death insurance, mutual funds and pension funds businesses includes the adjusted net asset value and the value of in-force business, defined as follows:
  - Embedded value = Adjusted Net Asset Value + Value of the In-Force Business
  - Adjusted Net Asset Value (ANAV) = Shareholders' equity at market value, adjusted to obtain the economic value of capital
  - Value of the In-Force Business = PVIF – TVFOGs – CoC

- A bottom-up approach was followed to comply with EEVP, valuing separately each component of risk in the business, since it was deemed that this methodology provides the most transparent information about shareholder value, better quantifies the risk in each product, differentiating between in-force and new business and is independent from the subjective choice of a set of financial return assumptions.

- **Adjusted Net Asset Value:**
  - The Adjusted Net Asset Value or "ANAV" is equal to shareholders' equity as defined under local GAAP adjusted for: unrealised gains or losses belonging to shareholders; committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital.

- **Present Value of In-force Business:**
  - The Present Value of In-force Business or "PVIF" is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.

Methodology (ctd.)

- **TVFOGs:**

  - Under EEVP, FOGs (Financial Options and Guarantees) are defined as those features of the covered business that imply the existence of significant guarantees on the amount or the nature of the benefits payable to policyholders, or options to vary such benefits, which can be exercised at the discretion of the policyholder and whose potential value is driven by changes in financial variables.
  - The cost of FOGs is valued through the measurement of two different elements:
    - intrinsic value: the cost of FOGs under existing conditions at the valuation date.
    - time value: the change in the cost of FOGs that can result from potential changes in policyholder's benefits that may occur throughout the life of the policy.
  - The intrinsic value of FOGs is already recognised implicitly in the calculation of the PVIF. It is therefore necessary to include the additional cost arising from the time value of FOGs (TVFOGs).
  - TVFOGs was calculated for the main FOGs in the covered life business. Specifically, the calculation focussed on the TVFOGs corresponding to the guaranteed interest rate in with-profits products.
  - The calculation of TVFOGs assumed the realisation of gains/losses on equity and property investments to:
    - minimise the impact of profit sharing on the Company's results; and
    - keep the asset mix close to its breakdown as at 31 December 2007.
  - TVFOGs is based on a 1,000 stochastic simulations of market-consistent financial assumptions and is equal to the difference between the value of in-force business calculated under a deterministic approach and the average value of the in-force business calculated stochastically.

Methodology (ctd.)

- **PVIF – TVFOG:**
  - The difference between these two components yields the "risk-neutral" value of the in-force business, which is equal to the value of said business adjusted for financial risks.

- **CoC:**
  - *In line with market practices*, the CoC used in the calculation of the 2007 EEV was measured by applying a 4% fixed rate to the minimum required solvency margin.
  - It provides an indication of the cost of the required capital including the capital needed to cover financial and non-financial risks. Non-financial risks are not considered in any other part of the calculation of the EEV.

Methodology (ctd.)

- **With-profits business:**

  - MAPFRE's with-profits in-force business comprises products with the following features that are common in the Spanish insurance market:

    - A minimum return guarantee, ranging between 2.25% and 6% in the case of MAPFRE.
    - A profit-sharing mechanism defined as: X% of (Financial return – minimum guaranteed return – expense loadings) on the average mathematical reserve, which cannot be negative under any circumstance. X% varies by product, although it is equal to 90% in most cases. Financial returns and their volatility depend on the book returns of the assets backing the product and is subject to some degree of discretion by management, including, for instance, decisions on the realisation of gains/losses and on the asset mix.

  - The combination of a minimum return guarantee and a profit-sharing mechanism that cannot yield negative results generates asymmetric flows for shareholders and, as a consequence, a positive time value of FOGs.

Methodology (ctd.)

- **Look through EEVP:**

  - In order to assign correctly revenues and expenses to the businesses that generate them and measure the value of each block of business more consistently with its economic reality, the following adjustments were made:

    - Mutual funds (not linked to Life assurance) and pension fund businesses, as well as a part of the accidental death business, are sold through the distribution network of MAPFRE VIDA. The income statement of MAPFRE VIDA shows its total expenses with no adjustment for the service referred to above. The values of the aforementioned mutual funds, pension funds and accidental death businesses have been adjusted in order to include the expenses (other than commissions) incurred by the aforesaid MAPFRE VIDA distribution network in connection with the effort of selling the said businesses.

    - The assets of the Life assurance business are managed by MAPFRE INVERSIÓN Y PENSIONES. The income statement of MAPFRE INVERSIÓN Y PENSIONES shows its total expenses with no adjustment for the service referred to above. The value of the aforementioned Life assurance business has been adjusted in order to include the asset management expenses incurred by MAPFRE INVERSIÓN Y PENSIONES in said business.

Methodology (ctd.)

- **Value added by new business:**

  - In Life assurance, new business is defined as single, extraordinary and regular premiums written in the year, as well as extraordinary contributions to existing policies. In the mutual funds business, new business is defined as new contributions. In the pension funds business, new business is defined as single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.

  - The value added by new business is the value of in-force added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.

Assumptions

	2007 EEV[1]		2006 EEV	
Discount rate	Euroswap zero-coupon curve as at 31/12/2007		Euroswap zero-coupon curve as at 31/12/2006	
	1 año	4.70%	1 año	4.08%
	5 años	4.56%	5 años	4.12%
	10 años	4.72%	10 años	4.21%
	15 años	4.86%	15 años	4.30%
	20 años	4.91%	20 años	4.35%
Financial returns				
Existing assets	Book returns until maturity		Book returns until maturity	
Reinvestment yield	Based on the euroswap zero-coupon curve as at 31/12/2007		Based on the euroswap zero-coupon curve as at 31/12/2006	
Maintenance expenses	– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation		– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation	
Fees and commissions	In line with the existing fee structure		In line with the existing fee structure	
Mortality, disability **Surrenders and turnovers**	Tables based on the company's own experience		Tables based on the company's own experience	
Cost of capital				
Reference capital	100% of the minimum solvency margin		197% of the minimum solvency margin	
Annual cost	4% p.a.		Tax payable on the returns earned on the assets backing such required capital	
Tax rate	30%		32,5% in 2007 and 30% from 2008	
Stochastic asset model	Market-consistent as at 31/12/2007		Market-consistent as at 31/12/2006	

1) The assumptions described in this slide are specific for the covered business in Spain. In the case of MAPFRE VERACRUZ specific assumptions for the Brazilian market were used, the most significant of which was the local currency swap curve.

- European Embedded Value analysis
- Watson Wyatt certification
- Methodological appendix
- **Statistical appendix**
- Glossary

Value added by new business

Breakdown by business line

	PVNBI[1]		VNB[2]		VNB/PVNBI	
	2007	2006	2007	2006	2007	2006
Life assurance:	**2,240.7**	1,566.3	**110.5**	86.4	**4.9%**	5.5%
- Agents channel	**891.5**	670.6	**38.3**	41.9	**4.3%**	6.2%
- Bank channel	**1,349.2**	895.7	**72.2**	44.5	**5.4%**	5.0%
Mutual Funds	**781.8**	709.1	**19.1**	21.6	**2.4%**	3.0%
Pension Funds	**669.5**	518.2	**26.8**	24.8	**4.0%**	4.8%
- Agents channel	**544.4**	518.2	**25.2**	24.8	**4.6%**	4.8%
- Bank channel	**125.1**	—	**1.6**	—	**1.3%**	—
TOTAL	3,692.0	2,793.6	156.4	132.8	4.2%	4.8%

Breakdown by distribution channel

	PVNBI[1]		VNB[2]		VNB/PVNBI	
	2007	2006	2007	2006	2007	2006
Spain	**3,394.1**	2,793.6	**146.2**	132.8	**4.3%**	4.8%
- Agents channel	**1,919.8**	1,897.9	**72.3**	88.3	**3.8%**	4.7%
- Caja Madrid channels	**985.4**	895.7	**30.2**	44.5	**3.1%**	5.0%
- Other bancassurance	**488.9**	—	**43.6**	—	**8.9%**	—
VERACRUZ VIDA	**297.8**	—	**10.2**	—	**3.4%**	—
TOTAL	3,692.0	2,793.6	156.4	132.8	4.2%	4.8%

Million euros

1) Present Value of New Business Income.
2) Value added by new business.

Breakdown of 2007 EEV between ANAV and value of in-force business(1)

MAPFRE 75 YEARS

	ANAV	In-force business(1)	TOTAL
2006 EEV	525.2	1,049.0	1,574.2
Changes in the model	0.0	-55.5	-55.5
Changes in assumptions	0.0	11.7	11.7
Expected return	217.2	-123.9	93.3
Value added by new business	-63.2	165.7	102.5
Experience variance from assumptions	-24.5	3.9	-20.6
Change in the TVFOGs	0.0	-19.5	-19.5
Value added in 2007	**129.6**	**-17.5**	**112.0**
Acquisitions	-37.6	293.5	255.8
Dividends paid and other items	-2.8	0.0	-2.8
2006 EEV	614.3	1,324.9	1,939.3

Million Euros

RoEV	24.7%	-1.7%	7.1%

1) PVIF - TVFOGs – CoC

Breakdown of the sensitivity analysis

MAPFRE 75 YEARS

Sensitivity of the value of in-force business

	MAPFRE VIDA	Bank channels - Other	MAPFRE VERACRUZ VIDA
Impact of:			
- 100bp increase in interest rates	-59.7	-7.5	1.3
- 10% decrease in equity and property values	-35.3	-0.2	0.0
- 10% decrease in expenses	20.0	5.1	2.1
- 10% decrease in the lapse rate	74.8	11.4	0.9
- 5% decrease in mortality and morbidity	0.3	3.4	2.0

Sensitivity of the value added by new business

	MAPFRE VIDA	Bank channels - Other	MAPFRE VERACRUZ VIDA
Impact of:			
- 100bp increase in interest rates	-5.2	-2.6	0.6
- 10% decrease in equity and property values	-0.2	0.0	0.0
- 10% decrease in expenses	3.2	0.8	0.7
- 10% decrease in the lapse rate	16.2	3.4	0.7
- 5% decrease in mortality and morbidity	2.8	1.1	2.0

Million euros

MAPFRE VIDA:
IFRS adjustments and reconciliation to adjusted net asset value

MAPFRE 75 YEARS

Consolidated net assets for MAPFRE VIDA as at 31/12/07 (IFRS)	**761.9**
Net shadow accounting adjustments	-80.8
Other adjustments	-36.4
Consolidated net assets for MAPFRE VIDA as at 31/12/07 (SPANISH GAAP)	**644.7**
Unrealised gains	32.5
- of which: property	12.3
- of which: financial assets	20.2
Donations and dividends	-2.8
Goodwill	-216.3
Acquisition costs net of taxes	-8.4
Other	0.9
Adjusted consolidated net assets for MAPFRE VIDA as at 31/12/07(1)	**450.5**

Million euros

1) Amount used in embedded value calculations.

Units and operating companies included in the 2007 EEV

MAPFRE 75 YEARS

MAPFRE VIDA[1]

	2006	2007
Adjusted Net Asset Value	**525.2**	**450.5**
Net PVIF - Life Assurance	**731.8**	**751.7**
- PVIF	836.3	931.7
- CoC	(104.4)	(179.9)
Net PVIF - Investment Funds	**211.1**	**198.2**
- PVIF	213.2	200.2
- CoC	(2.2)	(2.0)
Net PVIF- Pension Funds	**191.0**	**185.8**
- PVIF	195.7	190.5
- CoC	(4.7)	(4.7)
TVFOGs	**(84.9)**	**(104.3)**
EEV	1,574.2	1,482.0
Initial capital used to calculate the CoC[3]	1,174.5	525.0

OTHER BANK CHANNELS[2]

	2007
Adjusted Net Asset Value	**82.1**
Net PVIF - Life Assurance	**144.5**
- PVIF	148.3
- CoC	(3.8)
Net PVIF - Investment Funds	**0.0**
- PVIF	0.0
- CoC	0.0
Net PVIF- Pension Funds	**30.8**
- PVIF	37.3
- CoC	(6.5)
TVFOGs	**(5.8)**
EEV 2007	251.6
Initial capital used to calculate the CoC[3]	84.[illegible]

Million euros

1) Excluding BANKINTER VIDA's PVIF, and including the PVIF of the CAJA MADRID banking channel.
2) BANKINTER VIDA + CCM VIDA y PENSIONES. Aggregate data.

Units and operating companies included in the 2007 EEV

MAPFRE VERACRUZ VIDA E PREVIDÊNCIA

	2007
Adjusted Net Asset Value	**142.2**
Net PVIF - Life Assurance	**117.4**
- PVIF	121.9
- CoC	(4.5)
Net PVIF - Investment Funds	**6.6**
- PVIF	8.1
- CoC	(1.5)
Net PVIF- Pension Funds	**0.0**
- PVIF	0.0
- CoC	0.0
TVFOGs	**0.0**
EEV 2007	**266.1**
Initial capital used to calculate the CoC	**48.5**

Million euros

Share of the parent company in the EEV

MAPFRE 75 YEARS

	MAPFRE stake	Controlling Shareholder	Minorities
ANAV			
MAPFRE VIDA proforma	51.0%	240.8	231.3
MAPFRE VERACRUZ VIDA	87.6%	124.5	17.6
AGGREGATE TOTAL		365.3	249.0
VIF			
MAPFRE VIDA - AGENTS CHANNEL	51.0%	484.1	465.1
MAPFRE VIDA - CAJA MADRID CHANNEL	51.0%	95.1	91.4
OTHER BANK CHANNELS IN SPAIN	—(1)	62.1	113.3
MAPFRE VERACRUZ VIDA	87.6%	108.6	15.4
AGGREGATE TOTAL		749.9	685.2
TVFOGS			
MAPFRE VIDA - AGENTS CHANNEL	51.0%	-51.1	-49.1
MAPFRE VIDA - CAJA MADRID CHANNEL	51.0%	-2.1	-2.0
OTHER BANK CHANNELS IN SPAIN	—(1)	-2.9	-2.9
MAPFRE VERACRUZ VIDA	87.6%	0.0	0.0
AGGREGATE TOTAL		-56.1	-54.0
AGGREGATE 2007 EEV		1,059.1	880.1

Million euros

1) At year-end 2007, MAPFRE S.A. had a 50% direct stake in CCM VyP and a 25.5% indirect stake in BANKINTER VIDA. After the reorganisation of the alliance with Caja Madrid, MAPFRE S.A. has a 50% direct or indirect stake in both.

- European Embedded Value analysis
- Watson Wyatt certification
- Methodological appendix
- Statistical appendix
- **Glossary**

- The **European Embedded Value Principles** or **"EEVP"** are the principles that establish the methodology that must be applied in order to calculate the European Embedded Value. The EEVP were agreed upon by the CFOs of the multinational European insurers belonging to the "CFO Forum" in order to increase the comparability and transparency of the embedded value calculations carried out by insurance companies. The document that contains the EEVP can be obtained at the following Internet address: www.cfoforum.nl.
- The **Adjusted Net Asset Value** or **"ANAV"** is equal to shareholders' equity as defined under Spanish GAAP (PGC) adjusted for: unrealised gains or losses belonging to shareholders; committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital.
- **Financial Options and Guarantees** or **"FOGs"** are those features of the covered business that imply the existence of significant guarantees on the amount or the nature of the benefits payable to policyholders, or options to vary such benefits, which can be exercised at the discretion of the policyholder and whose potential value is driven by changes in financial variables.
- The **Value of an Option** is composed by two elements: the **Intrinsic Value** and the **Time Value.** In the case of a call option, the intrinsic value is equal to the difference between the price of the underlying asset and the strike price of the option (in the case of a put option the order of the difference is inverted). The intrinsic value cannot be less than zero. The time value is equal to the difference between the total value and the intrinsic value and it is ascribed to the potential for benefits under the option to increase in value prior to expiry.
- The **Present Value of In-force Business** or **"PVIF"** is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.

Glossary

- The **Cost of Capital** or **"CoC"** is equal to the difference between the amount of required capital and the present value of future releases, allowing for future investment return, of that capital. The CoC used in the calculation of the 2007 EEV was measured on the basis of an amount of capital equal to 100% of the minimum regulatory requirement.
- The **Value of In-force Business** or **"VIF"** is equal to: PVIF – Time Value of FOGs (**"TVFOGs"**) - CoC.
- The **European Embedded Value** or **"EEV"** is the embedded value obtained calculated in accordance with "European Embedded Value Principles". EEV is equal to: ANAV + VIF.
- **Embedded value earnings** are defined as the change in embedded value during the period, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year.
- **Changes in Assumptions** are changes in the future experience assumed in the calculation of the present value of in-force business, including economic, expense, lapse, and mortality assumptions.
- The **Expected Return on the Beginning of the Year Embedded Value** is equal to the actual after-tax investment return on the beginning-of-the-year adjusted net asset value less the cost of capital, plus the return, at the discount rate, on the beginning-of-the-year value of the in-force business and capital.
- **Experience Variance from Assumptions** arise from the variance between the actual experience during the year and the assumed experience used to calculate the beginning-of-the-year embedded value.
- The **Return on Embedded Value** or **"RoEV"** is obtained by dividing the value added in the year by the embedded value at the close of the previous year.

Glossary

- **New Business** is defined as: in the case of Life assurance, single, extraordinary and regular premiums from policies written in the year, as well as extraordinary contributions to existing policies; in the case of Mutual Funds, new contributions; in the case of Pension Funds, single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.
- The **Present Value of New Business Income** or **"PVNBI"** corresponds to: in the case of Life assurance, the present value of received and expected premiums from new business; in the case of Mutual Funds, contributions received in the year; and in the case of Pension Funds, contributions received in the year and expected from new business.
- The **Value added by New Business** or **"VNB"** is the value of in-force added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

First half 2008 results

Presentation for investors and analysts

23rd July 2008



MAPFRE 75 YEARS

Nº 2008 - 17

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Calendar and contacts

Summary

MAPFRE 75 YEARS

A solid performance during the first half of the year

Revenues	8,895.7	+17.9%
Premiums	7,337.4	+15.1%
Funds under management	22,557.9	+0.6%
Non-life combined ratio	92.5%	=

Million Euros

Has resulted in ...

A net result of €529.4 million (+57.7%) → **Half yearly EPS €19.77 cents (+34.5%)**

Note: the half yearly information included in this document has been subject to a limited revision by Ernst & Young.

Results have maintained a favourable trend

Attributable result



+57.7%
529.4
62.2
+39.2%
335.6
467.2
335.6
6M 2007
6M 2008
Extraordinary
Million Euros

Earnings per share



+34.5%
19.77
2.32
14.70
+18.7%
17.45
14.70
6M 2007
6M 2008
Extraordinary
Euro cents

Highlights of the first half results

- Growth in a more demanding economic environment
- Strong growth in International Insurance operations
- Integration of new acquisitions
- Completion of the reorganisation of the alliance with CAJA MADRID

Key figures

MAPFRE 75 YEARS

	6M 2008	6M 2007	% 08/07
Results			
Gross written and accepted premiums	7,337.4	6,376.9	15.1%
- Non-life	5,693.6	5,001.4	13.8%
- Life	1,643.8	1,375.5	19.5%
Net result, group share	529.4	335.6	57.7%
Earnings per share (Euro cents)	19.77	14.70	34.5%
Balance sheet			
Total assets	41,211.3	35,522.8	16.0%
Managed savings(1)	22,557.9	22,427.6	0.6%
Shareholders' equity	4,818.7	4,115.7	17.1%
Financial debt	3,417.0	952.3	---
Ratios			
Non-life loss ratio(2)	69.4%	68.9%	
Non-life expense ratio(2)	23.1%	23.6%	
Non-life combined ratio(2)	92.5%	92.5%	
Life assurance expense ratio(3)	1.0%	0.9%	
ROE(4)	20.7%	16.7%	
Employees	**33,594**	**29,964**	**12.1%**

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA
4) In this document the half yearly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the period

Acquisition of THE COMMERCE GROUP

MAPFRE 75 YEARS

- On 5th June, the acquisition of 100% of the US insurance group THE COMMERCE GROUP was finalised. The group consists of a number of companies specialising in Non-life retail insurance, with a distinguished position in Motor insurance. THE COMMERCE GROUP is headquartered in Massachusetts and has a presence in 17 States in the country

- This operation, valued at USD 2,211 million and announced in October 2007, adds an excellent platform for MAPFRE's development in the USA, and represents a key step in the Group's international expansion, as well as its largest investment ever

Reorganisation of the alliance with CAJA MADRID

- On 8th May the merger between MAPFRE, S.A. and MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A was formalised, via the absorption of the latter by the former

- The new shares issued, equivalent to a 15% shareholding in MAPFRE, S.A., were fully subscribed for by CORPORACIÓN FINANCIERA CAJA DE MADRID, S.A.

- This transaction has retroactive accounting effect from 1st January 2008, which is reflected for the first time in the results at the end of June 2008

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Calendar and contacts

Geographical breakdown of premiums and results

MAPFRE 75 YEARS

Premiums[1]



Life (Abroad) 3.1%
Reinsurance 11.1%
Life (Spain) 16.1%
Non-life (Spain) 44.5%
Non-life (Abroad) 25.1%

Results[2]



Reinsurance/ Other businesses /Holding 7.9%
Life (Abroad) 1.2%
Life (Spain) 16.5%
Non-life (Abroad) 13.4%
Non-life (Spain) 61.0%

1) Aggregate figures
2) Consolidated figures

Premiums growth by units



Change in premiums (€ million)		Premiums € Mn.	% Var.
LIFE ASSURANCE	265.7	1,249.2	+27.0%
INTERNATIONAL OP. UNIT	227.0	328.7	---
AMERICA OP. UNIT	223.9	1,686.6	+15.3%
MAPFRE RE	80.2	860.5	+10.3%
COMMERCIAL INSURANCE	73.1	823.4	+9.7%
MOTOR INSURANCE	66.2	1,317.0	+5.3%
GENERAL INSURANCE OP. UNIT	43.4	707.9	+6.5%
HEALTH INSURANCE	40.5	466.2	+9.5%
MAPFRE ASISTENCIA	16.0	170.8	+10.3%
AGRICULTURAL & LIVESTOCK	8.2	129.6	+6.8%

Million Euros

Breakdown of premiums by distribution channel in Spain



Agents and other channels
661.6
3,313.3
3,975.0
+5.3%
+7.4%
+7.1%
LIFE
NON-LIFE
TOTAL

Million Euros



Bank channels
587.5
130.8
718.3
+65.4%
+1.7%
+48.5%
LIFE
NON-LIFE
TOTAL

Million Euros

Key operating figures

Change in Non-life underwriting result
€ million


GENERAL INSURANCE OP. UNIT
16.6
INTERNATIONAL OP. UNIT
8.1
MOTOR INSURANCE
5.3
MAPFRE RE
3.5
AGRICULTURAL & LIVESTOCK
3.5
COMMERCIAL INSURANCE
2.5
MAPFRE ASISTENCIA
1.4
HEALTH INSURANCE
-1.5
AMERICA OP. UNIT
-11.4

Non-life combined ratio (%)

	30.6.08	30.6.07
GENERAL INSURANCE OP. UNIT	84.5	86.8
INTERNATIONAL OP. UNIT	96.6	100.2
MOTOR INSURANCE	90.6	90.6
MAPFRE RE	92.6	92.2
AGRICULTURAL & LIVESTOCK	94.7	97.5
COMMERCIAL INSURANCE	80.3	78.8
MAPFRE ASISTENCIA	91.7	92.3
HEALTH INSURANCE	95.3	94.2
AMERICA OP. UNIT	102.7	101.7

Development of Non-life insurance results

MAPFRE 75 YEARS

Non-life Account

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	5,693.6	5,001.4	13.8%
Underwriting result	319.4	278.6	14.6%
Net financial and other non-technical income	292.0	252.4	15.7%
Result of Non-life business	611.4	531.0	15.1%
Loss ratio(1)	69.4%	68.9%	
Expense ratio(1)	23.1%	23.6%	
Combined ratio(1)	92.5%	92.5%	

Million Euros

1) Ratios as a % of net premiums earned

Key points

- Premiums growth was driven mainly by Latin America, Reinsurance, Commercial and Health insurance
- Slight increase in the loss ratio, due to Motor, Latin America and Reinsurance
- Reduction in the expense ratio, thanks to the reductions at MAPFRE RE and MAPFRE FAMILIAR
- Net financial gains of €39.9 million, before tax and minority interests (€20.5 million in the first half of 2007), at MAPFRE FAMILIAR and the AMERICA operating unit
- The integration of THE COMMERCE GROUP, GENEL SIGORTA and MVA

Development of Life assurance results

MAPFRE 75 YEARS

Life Account

	6M 2008	6M 2007	% 08/07
Gross written and accepted premiums	1,643.8	1,375.5	19.5%
Underwriting and financial result	177.9	79.9	122.7%
Unrealised result from Unit-Linked products	-22.7	6.3	---
Result of Life business	155.0	86.2	79.8%

Million Euros

Key points

- The growth in premiums mainly reflects the success of the various sales campaigns undertaken in Spain and the launch of new products
- Strong rise in the profitability of the Brazilian business
- The integration OF BANKINTER VIDA, CCM VIDA Y PENSIONES and GENEL YAŞAM, which contribute:
  - €123.3 million in premiums
  - €11.3 million in results

Development of results from Other Business Activities

MAPFRE 75 YEARS

Other Business Activities

	6M 2008	6M 2007	% 08/07
Operating revenues	287.0	233.4	23.0%
Operating expenses	-318.0	-201.2	58.1%
Net financial income	48.3	-8.6	---
Results from minority interests	3.7	8.0	-53.8%
Other net revenues	-0.4	-1.0	-60.0%
Results from Other Business Activities	**20.7**	**30.6**	**-32.4%**

Million Euros

Key points

- A provision of €30 million has been booked for the write-down of properties at MAPFRE INMUEBLES
- The increase in financial expenses is due to the interests paid on the subordinated debt and syndicated loans facilities

Key operating figures

MAPFRE 75 YEARS

Change in net results € million



MAPFRE VIDA 24.7
INTERNATIONAL OP. UNIT 22.6
GENERAL INSURANCE OP. UNIT 12.7
HEALTH 12.3
COMMERCIAL INSURANCE 8.6
MOTOR 8.1
AMERICA OP. UNIT 7.4
MAPFRE RE 5.5
MAPFRE ASISTENCIA 3.6
AGRICULTURAL & LIVESTOCK 3.0

	Net results € Mn.	% Var.
MAPFRE VIDA	89.0	+38.4%
INTERNATIONAL OP. UNIT	27.7	---
GENERAL INSURANCE OP. UNIT	80.9	+18.6%
HEALTH	22.1	+125.5%
COMMERCIAL INSURANCE	63.0	+15.8%
MOTOR	149.6	+5.7%
AMERICA OP. UNIT	51.5	+16.8%
MAPFRE RE	54.6	+11.2%
MAPFRE ASISTENCIA	7.4	+94.7%
AGRICULTURAL & LIVESTOCK	7.2	+71.4%

Results

	6M 2008	6M 2007	% 08/07
Result before tax and minority interests	**787.1**	**647.8**	**21.5%**
Taxes	-211.6	-196.7	7.6%
Result after tax	**575.5**	**451.1**	**27.6%**
Result after tax from discontinued operations	1.0	0.0	---
Result for the year	**576.5**	**451.1**	**27.8%**
Result attributable to minority shareholders	-47.1	-115.5	-59.2%
Result attributable to the controlling Company	529.4	335.6	57.7%

Million Euros

Key highlights

- Positive development of the recurring business
- Extraordinary results generated during the half year
- Decrease in the result attributable to minority shareholders as a result of the absorption of MAPFRE - CAJA MADRID HOLDING
- Strong growth in results generated in Brazil, where a 40% corporate tax rate is applied
- Reduction of corporate tax rate in Spain (from 32.5% to 30%)

Effect on the Balance sheet of the acquisition of THE COMMERCE GROUP

	COMMERCE GROUP
Goodwill	592.7
Fixed assets	32.7
Investments	1,659.2
Total Assets	2,524.8
Debt and payables	357.3
Technical reserves	1,245.1

Million Euros

Balance sheet

Balance Sheet

	30/06/2008	31/12/2007	30/06/2007
Goodwill	1,625.5	1,016.9	881.0
Fixed assets	383.6	371.1	243.2
Investments, real estate and cash	30,145.0	29,137.7	25,757.5
Participation by reinsurance in technical reserves	2,539.2	2,146.1	1,898.2
Other assets	6,518.0	4,955.1	6,742.9
TOTAL ASSETS	41,211.3	37,626.9	35,522.8
Shareholders' Equity	4,818.7	4,331.4	4,115.7
Minority interests	763.0	1,283.0	1,181.6
Debt	3,417.0	1,519.1	952.3
Technical reserves	28,340.7	26,781.8	25,328.9
- Life assurance reserves	16,016.6	16,584.3	15,494.7
- Other technical reserves	12,324.1	10,197.5	9,834.1
Reserves for risks and expenses	308.5	315.0	220.9
Other liabilities	3,563.4	3,396.6	3,723.4
TOTAL LIABILITIES	41,211.3	37,626.9	35,522.8

Million Euros

Key points

- Effect on the Balance Sheet of the incorporation of THE COMMERCE GROUP and the increase in financial debt, as a result of the drawdown of the syndicated loans for its acquisition
- Impact of financial markets volatility on items "Investments, real estate and cash" and "Life assurance reserves"

Statement of change in consolidated equity

Statement of changes in equity

	2008	2007
BALANCE AS AT PRIOR YEAR END	5,614.4	5,054.3
Additions and deductions accounted for directly in equity		
Investments available for sale	-754.9	-507.2
Translation adjustments	-137.6	20.3
Shadow accounting	407.5	407.6
TOTAL	-485.0	-79.4
Result for the period	576.5	451.1
Distribution of previous year's result	-203.1	-131.8
Interim dividend for the year	—	—
Other items	78.9	3.1
BALANCE AS AT 30/6	5,531.7	5,297.3

Million Euros

Key points

- Decrease in the market value of investments, due to the volatility in the financial markets, reflected in deductions from "Investments available for sale" and additions for "Shadow accounting"
- The increase in negative translation adjustments, caused primarily by the depreciation of the US Dollar, of some Latin American currencies and of the Turkish Lira
- Accumulated result
- Payment of dividends
- Capital increases carried out by the parent company and its subsidiaries, net of goodwill, and the reduction in minority interests, which are included in "Other items"

- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Calendar and contacts

MAPFRE FAMILIAR - Motor Insurance(1)

MAPFRE 75 YEARS

Business activity indicators



Gross written and accepted premiums
1,250.8
+5.3%
1,317.0
6M 2007
6M 2008
Underwriting result
111.7
+4.7%
117.0
6M 2007
6M 2008
Net financial income
78.9
+8.6%
85.7
6M 2007
6M 2008
Net result
141.5
+5.7%
149.6
6M 2007
6M 2008

Profitability indicators



Combined Ratio
=
90.6%
90.6%
-0.8 p.p.
15.0%
14.2%
+0.8 p.p.
75.6%
76.4%
6M 2007
6M 2008
Loss ratio
Expense ratio
ROE
35.5%
+0.5 p.p.
36.0%
6M 2007
6M 2008

Million Euros

1) The 2008 figures for the MOTOR insurance business include the items corresponding to the former MVA and MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands

MAPFRE FAMILIAR - Motor Insurance: Key highlights of first half results

MAPFRE 75 YEARS

Growth in premiums	▫ The increase in volumes reflects: – a larger winning of new clients and a reduction in cancellations – the inclusion of MVA ▫ During the first half of the year, the number of vehicles insured recorded a net rise of 45,000
Variation in the combined ratio	▫ The ratio has remained stable and reflects: – the increase in the loss experience, due mainly to cost inflation – the reduction in the expense ratio, as a result of the reduction of internal expenses
Net financial income	▫ Includes realisation gains of €7 million, after tax (€3.9 million in 6M2007)

MAPFRE FAMILIAR - General Insurance

Business activity indicators


Gross written and accepted premiums
664.5
+6.5%
707.9
449.0
215.5
488.9
219.0
Other
Burial
6M 2007
6M 2008
Underwriting result
64.8
+25.6%
81.4
6M 2007
6M 2008
Net financial income
32.9
-16.7%
27.4
6M 2007
6M 2008
Net result
68.2
+18.6%
80.9
6M 2007
6M 2008

Million Euros

Profitability indicators


Combined Ratio
86.8%
-2.3 p.p.
84.5%
24.5%
-1.2 p.p.
23.3%
-1.1 p.p.
62.3%
61.2%
6M 2007
6M 2008
Loss ratio
Expense ratio
ROE
44.2%
+7.2p.p.
51.4%
6M 2007
6M 2008

MAPFRE FAMILIAR - General Insurance: Key highlights of first half results

MAPFRE 75 YEARS

Growth in premiums	▫ Premium development reflects a favourable sales performance, which has mitigated the impact of the slowdown in the demand from those segments linked to the property sector
Loss experience	▫ The improvement is due mainly to the very favourable performance of the Household line, where the average claim cost has grown below CPI
Expense ratio	▫ The reduction is due to a comparatively lower weight of products with higher commissions and to the reduction of internal expenses
Net financial income	▫ The decrease in financial income is due essentially to the effect of market volatility on the value of investments

Commercial Insurance Operating Unit

Business activity indicators



Gross written and accepted premiums
750.3
72.9
332.2
345.2
+9.7%
823.4
87.5
354.4
381.5
C & S
G. Risks
Industrial
6M 2007
6M 2008
Underwriting result
55.4
+4.5%
57.9
6M 2007
6M 2008
Net financial income
26.0
+14.6%
29.8
6M 2007
6M 2008
Net result
54.4
+15.8%
63.0
6M 2007
6M 2008

Million Euros

Profitability indicators



Combined Ratio
78.8%
16.1%
62.7%
+1.5 p.p.
+1.4 p.p.
+0.1 p.p.
80.3%
17.5%
62.8%
6M 2007
6M 2008
Loss ratio
Expense ratio
ROE
28.7%
-3.6 p.p.
25.1%
6M 2007
6M 2008

Commercial Insurance Operating Unit: Key highlights of first half results

Growth in premiums	The development of premiums reflects the good performance of the Global Risks line, which has mitigated the slowdown in demand from the construction sector in Spain, especially in the Engineering and Third-party Liability lines
Loss experience	The containment is due to the favourable performance of the Industrial risks line that compensates for the increase of the loss experience in the Credit Insurance line, which nonetheless remains below market average
Expenses ratio	The expense ratio has increased as a result of lower reinsurance commissions arising from a higher level of retention and of the increase in the volume of business written through brokers and agents
Net financial income	Includes realisation gains of €2.1 million, after tax (€5 million in 6M2007)

Non-life business in Spain: Key operating figures

	Revenues	% Var.	Net result	% Var.	Expense ratio(1) 6M 2008	Expense ratio(1) 6M 2007	Combined ratio(1) 6M 2008	Combined ratio(1) 6M 2007
MOTOR(2)	**1,575.0**	5.5%	**149.6**	5.7%	**14.2%**	15.0%	**90.6%**	90.6%
GENERAL INSURANCE(2)	**768.3**	6.3%	**80.9**	18.6%	**23.3%**	24.5%	**84.5%**	86.8%
HEALTH	**495.6**	12.8%	**22.1**	125.5%	**18.4%**	16.6%	**95.3%**	94.2%
AGRICULTURAL & LIVESTOCK	**137.5**	6.8%	**7.2**	71.4%	**21.0%**	20.0%	**94.7%**	97.5%
COMMERCIAL INSURANCE(2)	**894.5**	9.5%	**63.0**	15.8%	**17.5%**	16.1%	**80.3%**	78.8%
TOTAL NON-LIFE BUSINESS SPAIN	3,870.9	7.5%	322.9	16.1%	17.3%	17.5%	88.6%	89.0%

Million Euros

1) Ratios as a % of net premiums earned
2) The businesses from the former MVA and from MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands are included in MAPFRE AUTOMÓVILES in 2008; while the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS

Life Assurance Operating Unit

Business activity indicators


Gross written and accepted premiums
983.5
+27.0%
1,249.2
6M 2007
6M 2008
Underwriting and financial result
64.2
+67.3%
107.4
6M 2007
6M 2008
Net result
64.3
+38.4%
89.0
6M 2007
6M 2008

Million Euros

Profitability indicators


Expense ratio
0.86%
+0.14 p.p
1.00%
6M 2007
6M 2008
ROE
22.3%
-3,2p.p.
19.1%
6M 2007
6M 2008

Life Assurance Operating Unit: Key highlights of first half results

Growth in premiums

- The increase in premiums reflects:
  - a larger issuance of retail savings premiums in the agents channel, due to the launch of new products linked to money markets and the US Dollar
  - a larger issuance of savings premiums through the CAJA MADRID channel, as a result of the sales campaign which was carried out in the first quarter of the year
  - the consolidation of BANKINTER VIDA and CCM VIDA Y PENSIONES, whose contribution to the growth in Life-Savings premiums has been especially significant during the second quarter
  - the winning of large corporate operations for €73.7 million

Growth in funds under management

- The development of funds under management reflects:
  - the consolidation of BANKINTER VIDA and CCM VIDA Y PENSIONES
  - the favourable performance of individual pension plans
  - the increase in redemptions and maturities in Life assurance products and in withdrawals from mutual funds
  - the reduction in unrealised gains due to the volatility of the financial markets

Life Assurance Operating Unit: Breakdown of premiums(1)

By type of premium

	6M 2008	6M 2007	% 08/07
Regular Premiums	194.9	191.6	1.7%
- Agents and other channels	168.9	178.2	-5.2%
- Bank channel - CAJA MADRID	11.3	13.4	-15.7%
- Bank channel - Other(2)	14.7	---	---
Single Premiums	856.8	612.1	40.0%
- Agents and other channels	387.4	341.0	13.6%
- Bank channel - CAJA MADRID	390.3	271.1	44.0%
- Bank channel - Other(2)	79.1	---	---
Life premiums - Savings	1,051.7	803.7	30.9%
Life Premiums - Protection	197.5	179.8	9.8%
- Agents and other channels	105.4	109.2	-3.5%
- Bank channel - CAJA MADRID	66.4	70.6	-5.9%
- Bank channel - Other(2)	25.7	---	---
TOTAL PREMIUMS	1,249.2	983.5	27.0%
Agents and other channels	661.7	628.4	5.3%
Bank channel	587.5	355.1	65.4%

Million Euros



Life Protection 15.8%
Life Savings 84.2%

By distribution channel



Agents channel and others 53.0%
Bank channel 47.0%

1) Figures do not contain the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards

Life Assurance Operating Unit:
Breakdown of funds under management[1]

MAPFRE 75 YEARS

	6M 2008	6M 2007	% 08/07
Regular premiums insurance	4,180.7	4,479.4	-6.7%
- Agents channel and others	3,677.0	3,938.8	-6.6%
- Bank channel - CAJA MADRID	326.7	355.6	-8.1%
- Bank channel - Other[2]	177.0	185.0	-4.3%
Single-premiums insurance	10,108.3	10,374.9	-2.6%
- Agents channel and others	5,020.6	5,133.6	-2.2%
- Bank channel - CAJA MADRID	4,050.7	4,119.6	-1.7%
- Bank channel - Other[2]	1,037.0	1,121.7	-7.6%
Life assurance - Protection	261.5	216.0	21.1%
- Agents channel and others	45.8	41.4	10.6%
- Bank channel - CAJA MADRID	205.6	165.4	24.3%
- Bank channel - Other[2]	10.1	9.2	9.8%
Mathematical reserves	14,550.5	15,070.3	-3.4%
Other reserves	408.4	381.5	7.1%
- Agents channel and others	245.6	240.2	2.2%
- Bank channel - CAJA MADRID	129.2	113.3	14.0%
- Bank channel - Other[2]	33.6	28.0	20.0%
TOTAL TECHNICAL RESERVES	14,958.9	15,451.8	-3.2%
Mutual funds and managed portfolios	3,426.0	4,083.0	-16.1%
Pension funds	2,944.8	2,722.2	8.2%
> MAPFRE INVERSIÓN	1,521.1	1,530.4	-0.6%
- Individual system	1,356.6	1,351.0	0.4%
- Employers' system	164.5	179.4	-8.3%
> Other[2]	1,423.7	1,191.8	19.5%
TOTAL MANAGED SAVINGS	21,329.7	22,257.1	-4.2%

Million Euros

1) Figures do not contain the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards

Life Assurance Operating Unit: Change in funds under management[1]

	6M 2008	6M 2007
IFRS technical reserves [2]	**-771.4**	**-345.4**
> Variation under Spanish GAAP [3]	-190.2	309.6
- Agents channel and others	99.0	216.1
- Bank channel - CAJA MADRID	-217.4	93.4
- Bank channel - Other[4]	-71.9	—
Pension funds	**-210.3**	**37.2**
> Net sales	-12.3	13.2
- Agents channel and others	-16.3	13.2
- Bank channel - Other[4]	4.0	—
Mutual funds and managed portfolios	**-612.0**	**305.7**
> Net sales	-227.2	-39.0

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates
3) Variation of technical reserves for each year calculated under PCEA (Spanish GAAP)
4) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards

America Operating Unit

Business activity indicators



Gross written and accepted premiums
1,462.7
+15.3%
1,686.6
6M 2007
6M 2008
Underwriting and financial result
67.9
+34.2%
91.1
6M 2007
6M 2008
Gross result
65.0
+30.2%
84.6
6M 2007
6M 2008
Net result
44.1
+16.8%
51.5
6M 2007
6M 2008

Million Euros

Profitability indicators



Combined Ratio
+1.0 p.p.
101.7%
102.7%
+0.6 p.p.
35.4%
36.0%
+0.4 p.p.
66.3%
66.7%
6M 2007
6M 2008
Siniestralidad
Gastos
ROE
-0.5 p.p.
9.8%
9.3%
2Q07: €120mn capital increase
6M 2007
6M 2008

America Operating Unit:
Key highlights of first half results

MAPFRE 75 YEARS

Growth in premiums	▫ The solid growth came mainly from retail business, as well as from the development of new distribution channels. Growth in Non-Life in Mexico and Life in Brazil has been impacted by the non-renewal of some corporate accounts
Underwriting result anf financial result	▫ The notable increase in the underwriting and financial result reflects: ▫ the slight increase in the loss ratio caused mainly by the Health insurance line in Puerto Rico (Medicare) and the Workers' Compensation and Motor insurance lines in Argentina ▫ the growth in the result from Life, mainly in Brazil ▫ the upward trend of interest rates throughout the region ▫ a realisation gain of €8.5 million in Argentina, from the sale of the corporate headquarters
Net result	▫ The performance reflects: – the growing weight of the Brazilian business, which is taxed at 40% since January 2008 – the growth of those businesses with minority interests – the weight of the realisation gain in Argentina

America Operating Unit: Premiums and results by country

COUNTRY	PREMIUMS 6M 2008	PREMIUMS 6M 2007	PREMIUMS % 08/07	PREMIUMS Local Currency % 08/07	RESULTS [1] 6M 2008	RESULTS [1] 6M 2007	RESULTS [1] % 08/07	RESULTS [1] Local Currency % 08/07
BRAZIL[2]	**671.1**	574.1	16.9%	12.8%	**51.4**	29.5	74.2%	68.1%
MEXICO	**228.9**	240.0	-4.6%	6.5%	**7.2**	6.9	4.3%	16.6%
VENEZUELA	**192.8**	147.9	30.4%	51.4%	**11.2**	14.3	-21.7%	-9.1%
ARGENTINA	**161.8**	139.1	16.3%	35.7%	**18.0**	4.7	—	—
PUERTO RICO	**139.9**	141.5	-1.1%	14.5%	**5.0**	8.0	-37.5%	-27.6%
OTHER COUNTRIES [3]	**292.1**	220.1	32.7%	—	**5.4**	2.8	92.9%	—
Holding and consolidation adjustments	—	—	—	—	**-13.6**	-1.2	—	—
AMERICA OPERATING UNIT	1,686.6	1,462.7	15.3%	—	84.6	65.0	30.2%	—

Million Euros

Key events of the second quarter

- The tax on bank payments introduced in Venezuela at the beginning of the year, was withdrawn towards the end of June. Its impact on the administrative expenses of the first half was €6 million
- The reduction in the results from Puerto Rico is due to the increase in the volumes of Health insurance, which is being characterised by a comparatively higher loss experience

1) Before taxes and minority interests
2) Figures for Brazil for the first half of 2008 include the following data for MAPFRE NOSSA CAIXA: premiums: €83.5 million (€67.5 million in 6M07); result before taxes and minority interests €28.8 million (€9.8 million in 6M07)
3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay

International Operating Unit

Business activity indicators



Gross written and accepted premiums
101.7
328.7
6M 2007
6M 2008
Underwriting and financial result
6M 2007
6M 2008
-3.7
-4.1
Financial result
11.7
38.2
6M 2007
6M 2008
Net result
5.1
27.7
6M 2007
6M 2008

Million Euros

Profitability indicators



Combined Ratio
100.2%
30.4%
69.8%
96.6%
22.7%
73.9%
6M 2007
6M 2008
Loss ratio
Expense ratio
ROE
n.a.
3Q07-2Q08: capital increases of €1,453 million
4.8%
6M 2007
6M 2008

MAPFRE 75 YEARS

New consolidations

- The variation in the results of the Unit mainly reflects the consolidation of GENEL SIGORTA (from 30.9.2007) and THE COMMERCE GROUP (from 31.5.2008)

THE COMMERCE GROUP	Highlights: – the group's favourable performance, which has been able to reduce the decline in premiums versus the previous quarter, despite the introduction of the new competition environment – the containment of the loss experience in an environment of reductions in tariffs – the good performance of recurring expenses: excluding extraordinary items arising from the acquisition of the group (€24.4 million), the combined ratio would have been 4.3p.p. lower (92.1% versus 96.4% reported)
GENEL SIGORTA	Highlights: – the good performance of the business, within a context of increased competition – the good performance of the results, which have been affected by positive translation differences

International Operating Unit: Premiums and results by country

COUNTRY	PREMIUMS 6M 2008	PREMIUMS 6M 2007	PREMIUMS % 08/07	RESULTS [1] 6M 2008	RESULTS [1] 6M 2007	RESULTS [1] % 08/07
USA[2]	**107.4**	7.6	—	**1.5**	0.3	—
TURKEY	**124.7**	—	—	**30.2**	—	—
PORTUGAL	**84.5**	83.0	1.8%	**5.1**	6.0	-15.0%
PHILIPPINES	**12.1**	11.2	8.0%	**1.3**	1.0	30.0%
Holding and consolidation adjustments	—	—	—	**0.9**	0.7	—
INTERNATIONAL OPERATING UNIT	328.7	101.7	—	39.1	8.0	—

Million Euros

Key events of the second quarter

- The results from the USA for the month of June include losses from storms in Oklahoma amounting to €5.2 million, after tax and unrealised losses on investments of €4.1 million, after tax

1) Before taxes and minority interests
2) Includes THE COMMERCE GROUP, consolidated from 31.5.2008 (premiums €99.6 million; result before taxes and minority interests €1.7 million) and MAPFRE USA. Does not include Puerto Rico

MAPFRE RE

Business activity indicators



Gross written and accepted premiums
64.0
780.3
716.3
+10.3%
860.5
792.5
68.0
Life
Non-life
6M 2007
6M 2008
Underwriting result
39.5
+14,9%
45.4
6M 2007
6M 2008
Financial result
32.7
+3,1%
33.7
6M 2007
6M 2008
Net result
49.1
+11.2%
54.6
6M 2007
6M 2008

Million Euros

Profitability indicators



Combined Ratio
92.2%
+0.4pp
92.6%
31.3%
-2.7pp
28.6%
+3.1p.p
60.9%
64.0%
6M 2007
6M 2008
Siniestralidad
Gastos
ROE
12.7%
+0.5pp
13.2%
6M 2007
6M 2008

MAPFRE RE

MAPFRE 75 YEARS

Growth in premiums	Growth reflects the winning of new business through the European offices, the expansion in Asia, the inclusion of premiums from GENEL SIGORTA and the business coming from MAPFRE AMÉRICA, thanks to the growth of direct insurance in the region
Loss experience	There has been a generalised increase in frequency, which has been mitigated by the absence to date of important catastrophe losses
Expense ratio	Expenses have experienced a reduction thanks to the containment of administration costs and the lower weight of commissions as a consequence of the expansion of the non-proportional business, combined with the solid growth of net premiums earned
Financial result	Reflects the growth of the business, as well as the reversion of virtually all the losses due to translation differences (€-0.8 million in the first half of the year, versus €-6.7 million in the first quarter)

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Calendar and contacts

Expected organisational chart



MAPFRE S.A.
100%
MAPFRE FAMILIAR(1)
100%
MAPFRE VIDA
100%
MAPFRE EMPRESAS
88.8%
MAPFRE AMÉRICA(1)
87.5%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
91.5%
MAPFRE RE
100%
MAPFRE ASISTENCIA
OTHER BUSINESSES
INSURANCE IN SPAIN
INSURANCE ABROAD

1) Expected shareholdings at year end 2008

Contribution of recent acquisitions

MAPFRE 75 YEARS

Acquisitions	6M 08
Contributed gross written and accepted premiums	387.7
Contributed net attributable result	26.7
Interest paid on subordinated debt and syndicated loans	-17.7

Million Euros

Key quarterly consolidated figures

MAPFRE 75 YEARS

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Non-life gross written and accepted premiums	2,751.9	2,249.5	2,057.4	2,233.7	3,137.1	2,556.5
Life gross written and accepted premiums	637.0	738.5	933.4	709.1	915.3	728.5
Total gross written and accepted premiums	3,388.9	2,988.0	2,990.8	2,942.8	4,052.4	3,285.0
Net result	169.7	165.9	169.6	225.9	286.3	243.1
Earnings per share (Euro cents)	7.46	7.29	7.45	9.93	12.58	7.19

Million Euros

Consolidated income statement

MAPFRE 75 YEARS

	6M 2008	6M 2007	% 08/07
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,693.6	5,001.4	13.8%
Premiums earned, net of ceded and retroceded reinsurance	4,243.5	3,722.3	14.0%
Net claims incurred and variation in other technical provisions	-2,944.0	-2,565.6	14.7%
Operating expenses, net of reinsurance	-954.2	-847.5	12.6%
Other technical income and expenses	-25.9	-30.6	-15.4%
Technical Result	**319.4**	**278.6**	**14.6%**
Net fin'l. income and other non-technical income and expenses	292.0	252.4	15.7%
Result of Non-life business	**611.4**	**531.0**	**15.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,643.8	1,375.5	19.5%
Premiums earned, net of ceded and retroceded reinsurance	1,552.6	1,262.1	23.0%
Net claims incurred and variation in other technical provisions	-1,585.4	-1,269.3	24.9%
Operating expenses, net of reinsurance	-235.5	-203.2	15.9%
Other technical income and expenses	-3.8	-5.9	-35.6%
Technical Result	**-272.1**	**-216.3**	**25.8%**
Net financial income and other non-technical income	450.0	296.2	51.9%
Unrealised gains and losses in Unit-Linked products	-22.7	6.3	—
Result of Life business	**155.0**	**86.2**	**79.8%**
OTHER BUSINESS ACTIVITIES			
Operating income	287.0	233.4	23.0%
Operating expenses	-318.0	-201.2	58.1%
Other income and expenses	51.7	-1.6	—
Results from other business activities	**20.7**	**30.6**	**-32.4%**
Result before tax and minority interests	**787.1**	**647.8**	**21.5%**
Taxes	-211.6	-196.7	7.6%
Result after tax	**575.5**	**451.1**	**27.6%**
Result after tax from discontinued operations	1.0	0.0	—
Result for the year	**576.5**	**451.1**	**27.8%**
Result attributable to minority shareholders	-47.1	-115.5	-59.2%
Result attributable to the controlling Company	**529.4**	**335.6**	**57.7%**

Non-life loss ratio(1)	69.4%	68.9%
Non-life expense ratio(1)	23.1%	23.6%
Non-life combined ratio(1)	**92.5%**	**92.5%**

Million Euros

1) Ratios as a % of net premiums earned

Profit breakdown by units and companies

MAPFRE 75 YEARS

	Net Result	Minority interests	Contribution to consolidated result 6M 2008 € Million	%	Contribution to consolidated result 6M 2007 € Million	%
INSURANCE ACTIVITIES						
MOTOR(1)	149.6		**149.6**	28.3%	141.5	42.2%
LIFE AND SAVINGS(2)	89.0	-1.9	**87.1**	16.5%	32.8	9.8%
GENERAL INSURANCE	80.9		**80.9**	15.3%	34.8	10.4%
COMMERCIAL INSURANCE	63.0		**63.0**	11.9%	27.7	8.3%
HEALTH	22.1		**22.1**	4.2%	5.0	1.5%
AGRICULTURAL & LIVESTOCK	7.2		**7.2**	1.4%	4.2	1.3%
OTHER ACTIVITIES						
MAPFRE INMUEBLES	-20.1		**-20.1**	-3.8%	1.5	0.4%
MAPFRE QUAVITAE	-0.7	0.3	**-0.4**	-0.1%	0.1	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			**3.1**	0.6%	2.2	0.7%
Other companies and consolidation adjustments					-1.4	—
COMPANIES OPERATING MAINLY IN SPAIN			392.5	74.1%	248.4	74.0%
MAPFRE AMÉRICA	44.3	-4.8	**39.5**	7.5%	35.1	10.5%
MAPFRE AMÉRICA VIDA	7.2	-0.9	**6.3**	1.2%	4.1	1.2%
MAPFRE RE	54.6	-4.6	**50.0**	9.4%	43.2	12.9%
ASSISTANCE OPERATING UNIT	7.4		**7.4**	1.4%	3.8	1.1%
INTERNATIONAL OPERATING UNIT(3)	27.7	-3.4	**24.3**	4.6%	5.1	1.5%
COMPANIES OPERATING MAINLY ABROAD			127.5	24.1%	91.3	27.2%
Other companies and consolidation adjustments			**9.4**	1.8%	-4.1	-1.2%
MAPFRE S.A.			529.4	100.0%	335.6	100.0%

Million Euros

1) The 2008 figures for the MOTOR insurance business include the items corresponding to MVA
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES
3) Includes THE COMMERCE GROUP, MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA and the business in Portugal

Expense and loss ratio by units and companies

MAPFRE 75 YEARS

COMPANY	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
	6M 2008	6M 2007	6M 2008	6M 2007	6M 2008	6M 2007
MAPFRE S.A. consolidated	23.1%	23.6%	69.4%	68.9%	92.5%	92.5%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT	**14.2%**	15.0%	**76.4%**	75.6%	**90.6%**	90.6%
GENERAL INSURANCE OP. UNIT	**23.3%**	24.5%	**61.2%**	62.3%	**84.5%**	86.8%
HEALTH	**18.4%**	16.6%	**76.9%**	77.6%	**95.3%**	94.2%
AGRICULTURAL AND LIVESTOCK	**21.0%**	20.0%	**73.7%**	77.5%	**94.7%**	97.5%
COMMERCIAL INSURANCE OP. UNIT(4)	**17.5%**	16.1%	**62.8%**	62.7%	**80.3%**	78.8%
TOTAL NON-LIFE SPAIN	**17.3%**	17.5%	**71.3%**	71.5%	**88.6%**	89.0%
LIFE ASSURANCE OP. UNIT(5)	**1.0%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**36.0%**	35.4%	**66.7%**	66.3%	**102.7%**	101.7%
INTERNATIONAL OP. UNIT	**22.7%**	30.4%	**73.9%**	69.8%	**96.6%**	100.2%
INT'L. DIRECT INSURANCE DIVISION	**33.5%**	35.0%	**68.1%**	66.6%	**101.6%**	101.6%
REINSURANCE	**28.6%**	31.3%	**64.0%**	60.9%	**92.6%**	92.2%
ASSISTANCE	**24.8%**	23.6%	**66.9%**	68.7%	**91.7%**	92.3%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio
5) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA

Financial income breakdown

	6M 2008	6M 2007	% 08/07
Net financial income	**775.9**	**550.4**	**41.0%**
- of which realised capital gains[1]	143.1	20.5	---
- of which foreign exchange income/(losses)	4.2	-10.0	---

Million Euros

1) Includes capital gains arising from the reorganisation of the alliance with CAJA MADRID

Breakdown of equity by units and companies

	6M 2008		6M 2007		% Var.	
	Share of		Share of			
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MOTOR INSURANCE OP. UNIT	831.2	4.1	964.6	—	-13.8%	—
MAPFRE AGROPECUARIA	117.4	—	116.8	—	0.5%	—
LIFE ASSURANCE OP. UNIT	1,050.0	—	334.7	321.6	213.7%	—
GENERAL INSURANCE OP. UNIT	324.1	—	153.2	147.1	111.6%	—
COMMERCIAL INSURANCE OP. UNIT	396.6	—	184.2	177.0	115.3%	—
MAPFRE CAJA SALUD	140.6	—	65.3	62.8	115.3%	—
MAPFRE AMÉRICA	873.1	107.9	846.2	104.6	3.2%	3.2%
MAPFRE AMÉRICA VIDA	165.3	23.4	154.4	21.0	7.1%	11.4%
MAPFRE RE	671.1	62.3	596.6	81.3	12.5%	-23.4%
ASSISTANCE OP. UNIT	119.8	—	109.2	—	9.7%	—
INTERNATIONAL OP. UNIT	1,353.2	193.3	134.6	—	—	—
OTHER COMPANIES	156.9	20.7	231.4	21.1	-32.2%	-1.9%

Million Euros

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Calendar and contacts**

Calendar for 2008

23-Jul-08	Madrid	▪ Release of first half 2008 results and 2007 EEV ▪ Analysts' presentation, first half 2008 results and 2007 EEV
30-Oct-08	Madrid	▪ Release of third quarter 2008 interim results ▪ Analysts' presentation, third quarter 2008 interim results
31-Oct-08	London	▪ Analysts' presentation, third quarter 2008 interim results

Dates are indicative and are subject to change

Investor Relations Department

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Beatriz Izard Pereda	Investor Relations	+34-91-581-2061
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Alvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

END